Exhibit 99.5

Execution Copy

DATED 8 APRIL 2019

NOVARTIS PHARMA AG

and

ALCON INC.

MANUFACTURING AND SUPPLY AGREEMENT
relating to the separation of the Alcon surgical and vision care business

Aspex/Fort Worth/Singapore

MANUFACTURING AND SUPPLY AGREEMENT

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23.	DEVELOPMENT WORK	54

24.	CONTINUOUS IMPROVEMENT PROGRAMME	55

25.	WRITE OFF COSTS	55

26.	ARTWORK AND SHARED MOULDS	56

27.	SERIALISATION, AGGREGATION AND OTHER ANTI-FALSIFICATION REGULATIONS	57

28.	PHARMACOVIGILANCE	57

29.	PRODUCT ACTION	58

30.	SUPPLIERS OF MATERIALS AND SHARED PACKAGING MATERIALS	58

31.	CONFIDENTIALITY	59

32.	FORCE MAJEURE	61

33.	AUDIT AND INSPECTION RIGHTS	62

34.	ETHICAL STANDARDS AND HUMAN RIGHTS	64

35.	SAFETY HAZARDS	65

36.	WARRANTIES	66

37.	INDEMNITY AND LIABILITY	66

38.	INSURANCE	68

39.	INTELLECTUAL PROPERTY	68

40.	DURATION AND TERMINATION	71

41.	CONSEQUENCES OF TERMINATION	73

42.	TECHNICAL TRANSFER	75

43.	BRIDGING STOCK	80

44.	RISK MANAGEMENT	80

45.	NOTICE	81

46.	SURVIVAL OF RIGHTS AND OBLIGATIONS	82

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47.	ASSIGNMENT	82

48.	WHOLE AGREEMENT	83

49.	THIRD PARTY RIGHTS	84

50.	GOVERNING LAW AND ARBITRATION	84

51.	VARIATION OR WAIVER	85

52.	COSTS	86

53.	INTEREST	86

54.	PAYMENTS	86

55.	INVALIDITY	86

56.	COUNTERPARTS	87

57.	RELATIONSHIP OF THE PARTIES	87

58.	FURTHER ASSURANCE	87

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THIS MANUFACTURING AND SUPPLY AGREEMENT  is made the 8th day of April 2019 (the “Effective Date”)

BETWEEN:

(1)                                ALCON INC., a corporation (Aktiengesellschaft) incorporated in the Canton of Fribourg, Switzerland with enterprise identification number (UID) CHE-234.781.164 and its registered office at Rue Louis-d’Affry 6, 1701 Fribourg, Switzerland (the “Supplier”);

AND

(2)                                NOVARTIS PHARMA AG, a corporation (Aktiengesellschaft) incorporated in Switzerland whose registered office is at Lichtstrasse 35, 4056 Basel, Switzerland (the “Purchaser”),

(each a “Party” and together the “Parties”).

WHEREAS:

(A)                              By the Separation Agreement (as defined below) the Alcon surgical and vision care business will be transferred from its existing ownership structure under the ultimate control of Novartis AG to be held on a standalone basis under the Supplier on the terms and conditions set out in the Separation Agreement.

(B)                              In the Separation Agreement, the parties to the Separation Agreement have agreed to enter into this Agreement (or procure the Parties hereto enter into this Agreement) for the Manufacture of Products by the Supplier and the supply of those Products to the Purchaser.

(C)                              The Purchaser wishes to have Manufactured and to purchase, and the Supplier wishes to Manufacture or have Manufactured and supply, the Products subject to the terms and conditions of this Agreement.

NOW IT IS AGREED as follows:

1.                                     DEFINITIONS AND INTERPRETATION

1.1                              In this Agreement:

“Additional HSE Requirements” means the Purchaser’s requirements for the Supplier with respect to environmental, health and safety matters associated with the Manufacture of Products under this Agreement, as set out in Part A, Exhibit 10 (Standards and Policies). For the avoidance of doubt, Additional HSE Requirements do not include the Purchaser’s internal HSE policies and procedures.

“Affected Products” has the meaning given to it in clause 4.9.

“Affected Site” has the meaning given to it in clause 4.8.

“Affiliate” means with respect to any person, any such person that controls, is controlled by or is under common control with such person, and “Affiliates” shall be interpreted accordingly. For purposes of this definition, “control” means the power to direct the management and policies of a person (directly or indirectly), whether through ownership of voting securities, by contract or otherwise (and the terms “controlled by” and “under common control” shall be interpreted accordingly).

“Agreement” means this agreement and the Exhibits and Annexures attached thereto.

“Alcon Group” means Alcon, Inc. and its Affiliates from time to time.

“Allocation” has the meaning given to it in clause 4.9.

“Anti Falsification Regulations” means the serialisation and other traceability requirements under the EU Falsified Medicines Directive 2011/62/EU (EUFMD) (and delegated legislation including Regulation (EU) 2016/161) and the Drug Supply Chain Security Act and any successor legislation or materially equivalent legislation enacted or adopted as of the date hereof in any Territory.

“API” means, on a Product-by-Product basis, the active pharmaceutical ingredient or drug substance, as applicable, for such Product (or constituting such Product, in the case of Shared Chemical/API Products).

“API Supplier” means, with respect to a Product, the supplier of any API used in the Manufacture of such Product as at the Effective Date and any additional supplier of such API subsequently approved by the Purchaser.

“Applicable Law” means, to the extent applicable to the Parties or their activities under this Agreement, any supra-national, European Union, federal, national, state, municipal or local statute, law, ordinance, regulation, rule, code, order (whether executive, legislative, judicial or otherwise), judgment, injunction, notice, decree, or other requirement or rule of law or legal process (including common law), or any other order of, or agreement issued, promulgated or entered into by, any Governmental Entity, any applicable Codes of Conduct, or any rule or requirement of any national securities exchange, including cGMP, each as may be amended from time to time.

“Artwork” means, with respect to a Product and an applicable Territory, the artwork (including the electronic files from which printed components are generated, including technical specifications, graphic files, technical drawings and reproduction files and materials), labelling and packaging for such Product in such Territory, and references to “Artwork” shall include a reference to each component of such artwork.

“Aspex Droptainer Products” has the meaning set out in clause 4.3.

“Aspex Requirements” has the meaning set out in clause 4.3.

“Batch Constrained Products” has the meaning set out in clause 3.3(E).

“Batch Record” means a document that records the details required by cGMP and the Quality Agreement about the Manufacture of a batch of a Product, in the form prescribed by the Quality Agreement.

“Base Price” has the meaning set out in clause 10.2.

“Bridging Stock” has the meaning set out in clause 43 (Bridging Stock).

“Bulk Product” means:

(A)                              each of the SKUs listed in Part B of Exhibit 1 (Products);

(B)                              any applicable New Product SKU introduced under this Agreement as a Bulk Product,

in each case, requiring further primary and/or secondary packaging or other manufacture prior to being commercialised, and “Bulk Products” shall be construed accordingly.

“Business Continuity Plan” shall mean a plan clearly defining and documenting a set of measures designed to (i) allow a quick response to a disruptive event so that the business process is restored to a minimum required operational level; (ii) recover the business process in a defined time frame and/or (iii) address dual sourcing requirements for specific Products (as agreed by the Parties), such plan shall cover in particular all key personnel, resources, services and actions which are required to manage the business continuity management process.

“Business Day” means a day which is not a Saturday, a Sunday or a public holiday in the canton of Basel-Stadt (Switzerland), Fort Worth, Texas (USA), or a jurisdiction in which a relevant obligation under this Agreement is to be performed, but excluding any day in the period 24 December to 1 January (inclusive).

“Business Review Meetings” has the meaning given to it in clause 15.3.

“Calendar Year” means any period of twelve (12) months commencing on 1 January.

“Capital Expenditure” means a capital expenditure made in respect of the Manufacture of Products under this Agreement.

“Certificate of Analysis” means a certificate signed by a qualified person pursuant to the Quality Agreement confirming that the batch of Products to which it relates meet the applicable Specifications.

“Certificate of Compliance” means a certificate signed by a qualified person pursuant to the Quality Agreement confirming that the batch of Products to which it relates has been manufactured in accordance with the relevant Marketing Authorization and cGMP.

“Chemicals” means, on a Product-by-Product basis, all non API ingredients used in the applicable formulation for such Product.

“Commencement Date” means the Effective Date, except in respect of a New Product SKU, for which it means the applicable NPS Commencement Date.

“Commercially Reasonable Efforts” means, with respect to the efforts (including financial spend) to be expended by a Party to achieve any objective, all reasonable, diligent commercial efforts to accomplish such objective that a person with operations of a similar scale and standing in the pharmaceutical industry would normally use when conducting an on-going business for its own benefit to accomplish a similar objective under similar circumstances.

“Confidential Information” means, subject to clause 31.5, all information (including all oral and visual information, and all information recorded in writing or electronically, or in any other medium or by any other method) directly or indirectly disclosed to or obtained by one Party or its Affiliates from the other Party or its Affiliates, or a Third Party acting on that Party’s behalf that either (i) the disclosing party designates as being confidential or (ii) which, under the circumstances surrounding disclosure, ought reasonably to be treated as confidential, including the following information:

(A)                              any information relating to the business of either Party including, any ideas; business methods; finance; prices, business, financial, sales, marketing, development or manpower plans or forecasts; customer lists or details; computer systems and software; products or services; know-how or other trade secrets; processes; marketing opportunities; other matters connected with the Products or services Manufactured, marketed, provided or obtained by either Party; information concerning either Party’s relationships with actual or potential clients, customers or suppliers and the needs and requirements of either Party and of such persons; information relating to the packaging and admission of Products, including packaging methods, testing methods and results, and storage and transportation details;

(B)                              any information ascertainable by the inspection or analysis of samples;

(C)                              any information disclosed pursuant to the Quality Agreement; and

(D)                              any other information which the disclosing Party has reasonably advised the non-disclosing Party in writing would, if disclosed in breach of the confidentiality obligation being imposed under this Agreement, be liable to cause material harm to the Party whose information is disclosed.

“Contract Year” means a period of twelve (12) months commencing on the Effective Date or any anniversary thereof (provided that the last Contract Year for each Product shall end on the date of expiry or termination of this Agreement in respect of that Product).

“Contract Execution Manager” has the meaning given to it in clause 15.2.

“Control” means, in relation to a person, the ability of another person to ensure that the activities and business of the first mentioned person are conducted in accordance with the wishes of that other person (whether by exercise of contractual rights, ownership of shares or otherwise), and a person shall be deemed to have “Control” of a body corporate if that person has the contractual right to procure that the activities and business of that body corporate are conducted in accordance with that person’s wishes or if that person possesses the majority of the issued share capital or the voting rights in that body corporate or the right to receive the majority of the income of that body corporate on any distribution by it of all of its income or the majority of its assets on a winding up.

“Conversion Cost” means, in respect of a Product, the Total Product Cost of that Product less, to the extent included therein, the Materials Costs (excluding production consumables) representing third party and intercompany landed costs and excluding testing costs and material handling costs.

“current Good Manufacturing Practice” or “cGMP” means all applicable standards relating to current good manufacturing practice for fine chemicals, intermediates, active pharmaceutical ingredients, bulk products and/or finished pharmaceutical/medical device products (as appropriate) required by:

(A)                              the provisions of Commission Directive 2003/94/EC together with the guidance for the interpretation of the principles and guidelines of good manufacturing practices for medicinal products for human use contained in Volume 4 “Guidelines for good manufacturing practices for medicinal products for human and veterinary use” of “The Rules Governing Medicinal Products in the European Union” (as the same may be amended from time to time);

(B)                              the then-current standards, practices and procedures required, promulgated or endorsed by the FDA as defined in the provisions of 21 U.S.C. § 351(a)(2)(B) and 21 C.F.R. Parts 210-211 and 600-680; and

(C)                              the equivalent Applicable Law in any relevant country,

in each case, as applicable to the relevant Manufacturing Site or the Product or both.

“Customer Relationship Manager” has the meaning given to it in clause 15.1.

“Data Pack” means, in respect of a Product, a data pack containing such of the technical information listed in Exhibit 12 (Data Pack Requirements) that is in the possession of the Supplier’s Group, that is not in the possession of the Purchaser’s Group, and that is required to accomplish the technical transfer of such Product.

“Default Delivery Terms” means FCA Delivery Terms.

“Defaulting Party” has the meaning given in clause 40.8.

“Defective” means, with respect to a Product, that such Product did not, at the time of Delivery, meet the representations, warranties or covenants set out in this Agreement with respect to Products Manufactured and supplied to the Purchaser under this Agreement, including as set out in clause 2.3, or the quality requirements set out in the Quality Agreement (but excluding, for clarity, any such failure to meet such representations, warranties, covenants, or requirements as a result of any action or omission of the Purchaser or its Affiliates), and “Defect” shall be construed accordingly.

“Delivery Failure” has the meaning given in clause 9.3(A).

“Delivery Terms” means, in respect of each Product, the Default Delivery Terms or such other delivery terms as are set out with respect to such Product in Exhibit 1 (Products) or as the Parties may otherwise agree from time to time, and “Deliver”, “Delivery” and “Delivered” shall be construed accordingly as applicable.

“Development Work” means, in respect of a Product, any analysis, testing, reformulation, redesign or other research and development activity (including the preparation of reports in relation to those activities), but excluding any such activities that:

(A)                              are required for the Manufacture or supply of that Product as at the Effective Date;

(B)                              are required to be undertaken in relation to that Product by the Quality Agreement;

(C)                              are agreed by the Parties pursuant to clauses 23 (Development Work) and 24 (Continuous Improvement Programme); or

(D)                              comprise a change of Artwork in accordance with clause 26 (Artwork and Shared Moulds).

“Dispute” has the meaning given in clause 50.3.

“Dispute Notice” has the meaning given in clause 50.4.

“Droptainer Products” means those Products set out in Part A of Exhibit 1 (Products).

“Effective Date” has the meaning given on the first page of this Agreement.

“Executive Officers” means, for the Supplier the Head of Novartis Technical Operations and Senior Vice President, Global Manufacturing and Technical Operations of the Purchaser, or their respective designees.

“Export Documentation” means, in respect of each Product, shipping documentation evidencing the export of such Product from the territory in which the relevant Manufacturing Site is located.

“FCA Delivery Terms” means FCA (Insert Manufacturing Site) (Incoterms 2010), as the case may be.

“FDA” means the United States Food and Drug Administration, or any successor agency thereto.

“Finished Product” means:

(A)                              each of the SKUs listed in Part A of Exhibit 1 (Products); and

(B)                              any applicable New Product SKU introduced under this Agreement as a Finished Product,

and “Finished Products” shall be construed accordingly.

“Firm Order” has the meaning given in clause 3.2(C).

“Firm Zone” means in respect of each Product the first four (4) months of each Forecast Schedule for each such Product or such other period as may be agreed between the Parties on a Product-by-Product basis.

“First Approval” has the meaning set out in clause 42.3;

“Forecast Schedule” has the meaning given in clause 3.1(C).

“Force Majeure” means, any cause or circumstance preventing, hindering or delaying either Party performing all or part of its obligations under this Agreement which arises from or is attributable to acts, events, omissions or accidents beyond the reasonable control of the Party so prevented, including any of the following:

(A)                              war, threat of or preparation for war, armed conflict;

(B)                              terrorist attack, civil war, civil commotion or riots;

(C)                              epidemic or pandemic;

(D)                              any law or governmental order, rule, regulation or direction, or any action taken by a Governmental Entity, including but not limited to imposing an embargo, export or import restriction, quota or other restriction or prohibition, in each case, of general application or generally affecting the industries in which the Parties participate;

(E)                               any flood, earthquake, hurricane or other natural disaster, weather-related conditions, explosions or fires; and

(F)                                to the extent beyond the reasonable control of the relevant Party (or, as applicable, the Permitted Subcontractor), any labour dispute, including strikes, industrial action or lockouts.

For the purposes of this definition of Force Majeure neither increasing costs (unless in excess of market norms due to acts, events, omissions or accidents beyond the reasonable control of the Party affected) nor a lack of funds will be interpreted as putting the event beyond the reasonable control of the Party affected.

“Gating Plan” has the meaning given to it in clause 4.1.

“Gating Volumes” means in relation to a Product Technology for each Calendar Year of the relevant Product Term for that Product, the aggregate volume of that Product Technology to be Manufactured by (or for) Supplier’s Group during that Calendar Year as set out in the Gating Plan for that Calendar Year or as otherwise agreed by the Manufacturing and Supply Team in accordance with clause 4.1.

“Gating Year” means a Calendar Year in the Gating Plan (provided that the last Gating Year for each Product shall end on the date of expiry or termination of this Agreement in respect of that Product).

“Global PV Agreement” means the pharmacovigilance agreement in relation to (among other things) the Products entered into between the Supplier (and/or its Affiliate), the Purchaser (and/or its Affiliate) on the Effective Date.

“Governmental Entity” means any supra-national, European Union, federal, national, state, county, local, municipal or other governmental, regulatory or administrative authority, agency, commission or other instrumentality, any court, tribunal or arbitral body with competent jurisdiction, or any national securities exchange or automated quotation service including, any governmental regulatory authority or agency responsible for the grant approval, clearance, qualification, licensing or permitting of any aspect of the research, development, Manufacture, marketing, distribution or sale of the Products including (as applicable) the FDA, the European Medicines Agency, or any successor agency thereto.

“Group” means the Supplier’s Group and/or the Purchaser’s Group (as the context requires).

“IFRS” means the edition of the International Financial Reporting Standards as published by the International Accounting Standards Board that is effective at the time that any cost to be calculated by reference to these standards hereunder is recognized.

“Improvement” means any new or improved process, technique, method, formula, invention or know-how that arises out of a continuous improvement programme agreed by the Parties pursuant to clause 24 (Continuous Improvement Programme) or any Development Work or Artwork, in each case devised, made or reduced to practice either by the Supplier or the Purchaser during the Term.

“Independent Expert” means a laboratory or expert mutually agreed upon by the Parties or, if no such agreement can be reached within twenty (20) Business Days of either Party proposing the referral of a dispute under clause 17 (Acceptance of Product) or Exhibit 7 (Toll Manufacture Provisions) for the determination by (or recommendation in respect of, as applicable) an independent expert, a laboratory or expert appointed by the President of the International Chamber of Commerce or his nominee upon the application of either Party.

“Inflation Adjustment” has the meaning given to it in clause 10.4(A).

“Inflation Reconciliation” has the meaning given to it in clause 10.7(B).

“Information Access Agreement” means the information access agreement to be entered into between Novartis AG and Alcon Inc. on or about the date of this Agreement.

“Initial Term” has the meaning given to it in clause 40.3.

“Insolvency Event” means, in relation to a person:

(A)                              it is, or is deemed for the purpose of any Applicable Law to be, insolvent or unable to pay its debts as they fall due;

(B)                              it admits an inability to pay debts as they fall due;

(C)                              it suspends making payments on any of its debts or announces an intention to do so;

(D)                              by reason of actual or anticipated financial difficulties, it begins negotiations with any creditor for the rescheduling of any of its indebtedness outside the ordinary course of business;

(E)                               it is in breach of any covenant or other term of a loan or financial facility and a counterparty under such loan or financial facility accelerates, or calls for repayment of, any outstanding indebtedness as a result of such breach;

(F)                                the fair value of its assets is less than its liabilities (taking into account contingent and prospective liabilities and disregarding inter-company loans between Affiliates); or

(G)                              a moratorium is declared in respect of any indebtedness; or

(H)                             any event occurs, or proceeding is taken, with respect to the person in any jurisdiction in which it has assets and to which it is subject, that has an effect equivalent to any of the events mentioned in (A) to (G) above.

“Insolvency Proceeding” means, in relation to a person:

(A)                              any step is taken with a view to entering into a moratorium or a composition or similar arrangement with its creditors;

(B)                              a meeting of its shareholders or directors is convened for the purpose of considering any resolution for, to bring an application for, or to file documents with a court or any registrar for, its winding-up, judicial management or dissolution or any such resolution is passed;

(C)                              any person brings an application for, or files documents with a court or any registrar for, its winding-up, judicial management or dissolution or such order is made; or

(D)                              a liquidator, judicial manager, administrator or similar officer is appointed in respect of any of its assets.

“Intellectual Property Rights” means all: (i) patents; (ii) know-how and trade secrets; (iii) trademarks; (iv) internet domain names; (v) copyrights; (vi) rights in designs; (vii) database rights; and (viii) all rights or forms of protection, anywhere in the world, having equivalent or similar effect to the rights referred to in paragraphs (i) to (vii) above, in each case whether registered or unregistered and including applications for registration of any such thing.

“Invoice Currency” means (i) U.S Dollar (USD); or (ii) in circumstances where the U.S Dollar (USD) is not the applicable operating currency of the Supplier or Nominated Supplier (as the case may be), the applicable operating currency of the Supplier or Nominated Supplier (as the case may be) that issues the invoice, as determined by the Supplier or Nominated Supplier and indicated in an applicable invoice.

“ISRM Security Standards” means the ISRM security standards of Novartis as may be updated from time to time.

“Joint Improvement IP” means any Intellectual Property Rights allocated to the joint ownership of the Parties (or their respective Affiliates) in accordance with clause 39.4(C)(iii).

“Key Performance Indicators” or “KPIs” means the key performance indicators set out in Exhibit 4 (Key Performance Indicators) or otherwise agreed by the Parties from time to time in accordance with clause 14 (Key Performance Indicators).

“KPI1 (ASP)” has the meaning set out in Exhibit 4, Part A (Key Performance Indicators).

“KPI2 (SDP)” has the meaning set out in Exhibit 4, Part A (Key Performance Indicators).

“Latent Defect” means any Defect that is not readily determinable upon a reasonable inspection of the Product, based on visual inspection or other agreed inspection method (without the obligation to open the packaging) and review of the Certificate of Analysis, Certificate of Compliance and/or Batch Record (if applicable).

“Lead Time” means, in respect of each Product, the minimum number of days between when a Firm Order must be placed to when it can be shipped, as set out against such Product in Exhibit 1 (Products) or, as applicable, agreed pursuant to clause 21 (New Product SKUs) or agreed following implementation of the Lead Time reduction contemplated in clause 3.3(D).

“LIBOR” means the London interbank offered rate, being the interest rate offered in the London inter-bank market for three month US dollar deposits or any equivalent interest rate agreed by the Parties in good time prior to LIBOR ceasing to exist if LIBOR ceases to exist.

“Long Term Transfer Plan” has the meaning set out in clause 42.1.

“Manufacture” means the planning, purchasing of materials for, manufacturing, producing, processing, compounding, holding and storage, filling, packaging, labelling, leafleting, warehousing, quality control testing, waste disposal, quality assurance and release, sample retention and quality testing of Product.

“Manufacturer’s Batch Certificate” means a certificate attesting that a Product batch has a Certificate of Analysis and a Certificate of Compliance.

“Manufacturing and Supply Team” has the meaning given to it in clause 15.2

“Manufacturing Licences” means any certificates, permits, licences and approvals issued by any relevant Governmental Entity in connection with Manufacture by or on behalf of the Supplier at the Manufacturing Sites.

“Manufacturing Sites” means facilities of the Supplier and/or its Affiliates or Permitted Subcontractors:

(A)                              at which the Products listed against such facilities in Exhibit 1 (Products) are Manufactured as at the Effective Date, as further summarised in Exhibit 2 (Manufacturing Sites);

(B)                              in relation to which the Supplier has, as at the Effective Date, entered into a binding agreement for the Manufacture of Products, as set out in Exhibit 2 (Manufacturing Sites); and

(C)                              such other manufacturing facilities as the Parties may agree from time to time in writing in accordance with clause 2.7 or clause 2.8.

For each of the facilities included under (A) and (B) above, Exhibit 2 (Manufacturing Sites) shall set out the identity of the Supplier entity or Permitted Subcontractor which owns and operates such facility.

“Margin” has the meaning set out in Exhibit 16, Part C.

“Marketing Authorisations” means, in respect of a Product, such marketing authorisation, approval, licence, registration or other authorisations issued by a Governmental Entity from time to time in connection with the placing of that Product on the market in the relevant Territory (or, as applicable, a finished product manufactured using that Product), and “Marketing Authorisation” shall be construed accordingly.

“Marketing Authorisation Holder” means, in respect of a Marketing Authorisation, the holder of such Marketing Authorisation from time to time.

“Materials” means, as applicable and to the extent used in the Manufacture of the Products, any materials, compounds or components including, without limitation: (a) raw ingredients, (b) intermediates, (c) excipients, (d) processing aids, (e) Chemicals, (f) with respect to Bulk Products and Finished Products, API, and (g) with respect to Bulk Products (as applicable) and Finished Products, packaging and labelling materials and components (including printed and non-printed components) thereof

“Materials Adjustment” has the meaning given to it in clause 10.4(B).

“Materials Cost” means the costs of Manufacture that relate to the Materials including the purchase prices, inbound freight, customs and insurance charges and non-deductible tax charges.

“Minimum Order Quantity” or “MOQ” means, in respect of each Product, the volume of that Product set out in Exhibit 1 (Products) or, as applicable, agreed pursuant to clause 21 (New Product SKUs).

“Minimum Remaining Shelf Life” has the meaning given to it in clause 3.4(B).

“Minimum Target Volume” has the meaning given to it in clause 4.2.

“New Product Launches” has the meaning given to it in clause 21.

“New Product SKU” means:

(A)                              a new SKU for an existing Product that does not require the performance of Development Work, packaging or transportation testing, or generation of new stability data (such as, by way of example, a line extension of an existing Product requiring only changes to pack sizes and/or labelling or other Artwork to allow for sales in different markets);

(B)                              a SKU comprising a Bulk Product that is already Manufactured by the Supplier or the Permitted Subcontractor in the course of Manufacturing an existing Finished Product for the Purchaser; or

(C)                              a SKU comprising a Shared Chemical/API Product or a Shared Packaging Material that is already Manufactured under the terms of a Shared Contract in the course of Manufacturing an existing Finished Product or Bulk Product for the Purchaser, and ,

in each case the existing Product, Finished Product or Bulk Product in (A) to (C) shall be referred to as the “Original Product”).

“Nominated Supplier” means any member of the Supplier’s Group to whom the Supplier sub-contracts the Manufacture or supply of Products to the Purchaser (including invoicing).

“Non-Defaulting Party” has the meaning given to it in clause 40.8.

“Notice” has the meaning given to it in clause 45.1.

“Novartis Control Manual” means the Novartis control manual as set out in Appendix 1 to Exhibit 16 (Supply Price Adjustment and  Catalogue).

“Novartis Group” means Novartis AG and its Affiliates from time to time.

“NPS Commencement Date” means, in respect of a New Product SKU, the first date that such New Product SKU is added to this Agreement pursuant to clause 21.5.

“Ointments Products” means those Products identified as an ointment product set out in Part A of Exhibit 1 (Products).

“Payment” has the meaning given to it in clause 1.2(O).

“Permitted Subcontractor” means a Third Party to whom the Supplier directly or indirectly sub-contracts in whole or in part the Manufacture of one or more Products and that is approved or deemed approved by the Purchaser in accordance with clause 2.6 of this Agreement and listed under Annex E of the Quality Agreement.

“Product” means, as applicable, a Finished Product, a Bulk Product, a Shared Chemical/API Product or a Shared Packaging Material (including in each case, if applicable and with effect from the relevant Commencement Date, any a New Product SKU) in each case as set out in Exhibit 1 (Products) and in each case, Manufactured and supplied under this Agreement, and “Products” shall be construed accordingly.

“Product Action” means a recall or withdrawal with respect to any Product supplied under this Agreement, whether such recall or withdrawal pertains to Products held by end customers, held by the Supplier or the Purchaser in storage, or at any other point in the supply chain.

“Product Technology” means the following categories of Finished Product (as indicated for each Finished Product in Exhibit 1 to this Agreement):

(A)                              Droptainer Product; and

(B)                              Ointment Products.

each a Product Technology and together the “Product Technologies”.

“Product Term” has the meaning given to it in clause 40.5.

“Purchaser” has the meaning given to it in the preamble.

“Purchaser’s Group” means the Novartis Group.

“Purchaser Improvement IP” means any Intellectual Property Rights subsisting in an Improvement, ownership of which is allocated to the Purchaser or its Affiliates in accordance with clause 39.4(C)(ii), and excluding, for the avoidance of doubt, any Joint Improvement IP.

“Purchaser Material” means in respect of a Product or other Material purchased by or on behalf of the Supplier from a member of the Purchaser’s Group or a Shared Contract CMO for use in the Manufacture of a Product to be supplied to the Purchaser (or its Affiliate) under this Agreement as listed in Exhibit 8 (Purchaser Materials) and “Purchaser Materials” shall be construed accordingly.

“Quality Agreement” means, in respect of a Product, the quality assurance agreement relating to the Manufacture and supply of Products in substantially the form attached to this Agreement at Exhibit 3 (Quality Agreement) entered into between the Purchaser or its Affiliate and the Supplier or its Affiliate on the Effective Date (together with, in respect of each Product, a Product-specific annex setting out specific details in relation to that Product), each as may be amended by the Parties from time to time during the Term.

“Quality Management System” means the Supplier’s Group’s system of quality management controls designed to ensure regulatory compliance and to assure product safety, quality and efficacy in the Supplier’s Group’s operations with regard to the manufacture and supply of investigational materials or products for sale or distribution.

“Quality Standards” means, in respect of each Product, the more stringent of either:

(A)                              the Supplier’s Group’s quality standards in respect of the Manufacture of the Products and the traceability of API used in the Products, in each case as at the Effective Date; or

(B)                              the quality standards in respect of the Products and the traceability of API used in the Products, in each case as prescribed from time to time during the Term by Applicable Law, including cGMP and applicable industry codes, provided that the same shall always be in compliance with Applicable Law, including cGMP.

“S&OP Meetings” has the meaning given to it in clause 15.1.

“Sales Tax” means any sales, goods, services, turnover, value-added, or similar Tax and any Tax charged on the import or export of any goods or services.

“Sanctions and Export Controls” means any Applicable Law that prohibits or places restrictions on the supply of certain products, materials, equipment, technology, software, know-how and/or information to certain markets and/or that prohibits or places restrictions on other dealings (including financial transactions) with certain territories or with particular persons or organisations within certain territories.

“Separation” has the meaning set out in the Separation Agreement.

“Separation Agreement” means the Separation Agreement entered into by and between Novartis AG and Alcon Inc., on or about the date of this Agreement.

“Shared Chemical/API Product” means:

(A)          each of the SKUs listed in Part C of Exhibit 1 (Products);

(B)          any applicable New Product SKU introduced under this Agreement as a Shared Chemical/API Product in accordance with clause 21 (New Product SKUs),

in each case, comprising an API or Chemical for use in the manufacture of pharmaceutical products (as applicable) by or for the Purchaser or its Affiliates, and “Shared Chemical/API Products” shall be construed accordingly.

“Shared Contract” means any contract that has not been Separated, is in effect as at the Effective Date and provides for  the supply of the Shared Chemical/API Products, Shared Packaging Materials and/or Purchaser Materials listed in Exhibit 1 (Products) or Exhibit 8 (Purchaser Materials).

“Shared Packaging Material” means packaging and labelling materials and components (including printed and non-printed components) supplied for use in the manufacture of Product and/or any equivalent Purchaser Materials in each case listed in Exhibit 1 (Products) or Exhibit 8 (Purchaser Materials).

“Site Volume Reconciliation” has the meaning given to it in clause 10.7.

“SKU” means stock-keeping unit.

“Specifications” means, in respect of a Product, or a Material used in the Manufacture of that Product:

(A)                              the specifications for that Product or Material (as applicable) registered or approved in the relevant Marketing Authorisation; or

(B)                              if there is no Marketing Authorisation in respect of the Product (because such Product can, in accordance with Applicable Law be put on the market without a Marketing Authorisation) or if the Marketing Authorisation in respect of that Product does not contain any specifications for that Product or Material (as applicable), the specifications for that Product or Material as set out in the relevant Annex to the Quality Agreement (as amended from time to time in accordance with the Quality Agreement).

“Specific Technical Transfer” has the meaning given to it in clause 42.5.

“Supplier” has the meaning given to it in the preamble.

“Supplier Code” means the Novartis Supplier Code as set out in Exhibit 10 (Standards and Policies).

“Supplier Improvement IP” means any Intellectual Property Rights subsisting in an Improvement, ownership of which is allocated to the Supplier or its Affiliates in accordance with clause 39.4(C)(i), and excluding, for the avoidance of doubt, any Joint Improvement IP.

“Supplier’s Group” means the Alcon Group.

“Supplier System IP” means any and all Intellectual Property Rights subsisting in the Supplier’s System that is owned by or licensed to the Supplier’s Group.

“Supply Price” means, in respect of each Product, the supply price determined in accordance with clause 10 (Price and Price Adjustments).

“Target Gating Volume” has the meaning set out in clause 4.1(A).

“Tax” means all taxes, levies, duties, imposts, charges and withholdings of any nature whatsoever together with all penalties, charges and interest relating to any of them or to any failure to file any return required for the purposes of any of them.

“Technical Transfer Milestones” has the meaning set out in clause 42.12.

“Technical Transfer Team” means the representatives of each Party nominated as being responsible for the oversight and implementation of the Long Term Transfer Plan.

“Term” has the meaning set out in clause 40.1.

“Territory” means:

(A)                              in respect of each Finished Product, the country (or countries) in which that Finished Product is placed on the market (and where, if applicable, there is a granted Marketing Authorisation for such Product from time to time) and as set out in Part A of Exhibit 1 (Products) (as amended from time to time by agreement between the Parties);

(B)                              in respect of each Bulk Product or Shared Packaging Material, the country (or countries) in which products Manufactured using such Bulk Product or Shared Packaging Material are placed on the market (and where, if applicable, there is a granted Marketing  Authorisation for such product from time to time) and as set out in Part B of Exhibit 1 (Products) (as amended from time to time by agreement between the Parties); and

(C)                              in respect of each Shared Chemical/API Product, the country (or countries) in which products Manufactured using such Shared Chemical/API Product are placed on the market (and where, if applicable, there is a granted Marketing Authorisation for such product from time to time) and as set out in Part C of Exhibit 1 (Products) (as amended from time to time by agreement between the Parties).

“Third Party” means from any company other than the Purchaser and its Affiliates and the Supplier and its Affiliates.

“Toll Manufacturing Basis” has the meaning set out in clause 5.1.

“Toll Material” has, in respect of a Tolled Product, the meaning set out in Exhibit 7 (Toll Manufacture Provisions).

“Tolled Product” has the meaning set out in Exhibit 7 (Toll Manufacture Provisions).

“Total Product Cost” means, in respect of a Product, the fully-absorbed cost of Manufacture as calculated in a manner consistent with IFRS and the Total Product Costing methodology employed by the Supplier and its Affiliates for other products, including (without limitation) the costs of Materials, direct labour, ordinary course quality assurance costs, equipment maintenance costs, and other costs variable with production, plus an allocation of the Manufacturing Site’s fixed overhead consistent with the Supplier’s Total Product Cost calculated in accordance with the Novartis Control Manual, but excluding any profit made by the Supplier or any of its Affiliates through the application of transfer pricing. For the avoidance of doubt, the Total Product Cost of each Product for 2019 is reflected in Exhibit 1 (Products) as such Product’s Base Price.

“Transaction Documents” means this Agreement, the Separation Agreement, the Consignment Sales Agreement (India), the Transitional Distribution Services Agreement

(Legacy Ciba), the Global Transitional Services Agreement, the Quality Agreement, the Global Pharmacovigilence Agreement, the Pharmacovigilence Services Agreement, the MA Transfer Agreement, the TRD Pilot Plant Services Agreement, Fort Worth Pilot Plant Lease Agreement, the Brand Licence Agreement, the IP Assignment Agreement, Information Access Agreement, Tax Matters Agreement and any document or instrument entered into or delivered pursuant hereto or thereto.

“Transitional Services Agreements” means the Global Transitional Services Agreement, the Pilot Plant Services Agreement dated on or around the Effective Date between a member of the Supplier’s Group (as the provider of services) and a member of the Purchaser’s Group (as the recipient of services).

“Trigger Date” means the date with effect from which the relevant Product (or proposed New Product SKU) shall be Manufactured on a toll (zero cost, consignment) manufacturing basis.

“Volume Based Adjustment” has the meaning set out in clause 10.4(C).

“Working Hours” means, in relation to a notice served or audit performed under this Agreement, 09:00 to 17:00 in the place of receipt of such notice or place of such audit on a Business Day.

1.2                              In this Agreement, unless specified otherwise:

(A)                              references to clauses, paragraphs, Exhibits and Annexes are to clauses and paragraphs of, and Exhibits and Annexes to, this Agreement;

(B)                              headings to clauses, Exhibits, Annexes and paragraphs are for convenience only and do not affect the interpretation of this Agreement;

(C)                              the Exhibits and Annexes form part of this Agreement and shall have the same force and effect as if expressly set out in the body of this Agreement, and any reference to this Agreement shall include the Exhibits and Annexes;

(D)                              a reference to any statute, regulation or statutory provision shall be construed as a reference to the same as in effect at the applicable time, including as it may have been, or may from time to time be, consolidated, amended, modified, extended or re-enacted and any successor or materially equivalent legislation enacted or adopted;

(E)                               references to a “company” shall be construed so as to include any firm, company, corporation, legal entity or body corporate;

(F)                                references to a “person” shall be construed so as to include any individual, company, government, state or agency of a state, local or municipal authority or government body or any joint venture, association or partnership (whether or not having separate legal personality);

(G)                              use of any gender includes the other genders;

(H)                             references to the singular shall include the plural and vice-versa;

(I)                                  references to writing shall include any modes of reproducing words in a legible and non-transitory form, and accordingly shall exclude e-mail and other transitory modes;

(J)                                  any reference to a “day” (including within the phrase “Business Day”) shall mean a period of 24 hours running from midnight to midnight;

(K)                              references to any English legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court, official or any legal concept or thing shall, in respect of any jurisdiction other than England, be treated as including what most nearly approximates in that jurisdiction to the English legal term;

(L)                               the word “registered”, when used in connection with Materials or with any process, is to be construed as a reference to the fact that details of such Materials or process have been (and/or are required to be) registered with any applicable Governmental Entity (whether in a Marketing Authorisation or otherwise);

(M)                           (i)            the rule known as the ejusdem generis rule shall not apply and accordingly general words introduced by the word “other” shall not be given a restrictive meaning by reason of the fact that they are preceded by words indicating a particular class of acts, matters or things;

(i)            the use of the phrase “not unreasonably withheld” and similar constructions shall be deemed to mean “not to be unreasonably withheld, conditioned or delayed”;

(ii)           the use of the words “includes” or “including” shall be deemed to say also “without limitation”; and

(iii)          general words shall not be given a restrictive meaning by reason of the fact that they are followed by particular examples intended to be embraced by the general words;

(N)                              each Party may satisfy its obligations under this Agreement either directly or indirectly through one or more members of its Group (including, in the case of the Supplier, through a Nominated Supplier), whether or not expressly stated, provided that each Party shall remain the principal obligor for the performance of its obligations hereunder;

(O)                              any indemnity or covenant to pay (the “Payment Obligation”) being given on an “after-Tax basis” or expressed to be “calculated on an after-Tax basis” means that the amount payable pursuant to such Payment Obligation (the “Payment”) shall be calculated in such a manner as will ensure that, after taking into account:

(i)            any Tax required to be deducted or withheld from the Payment;

(ii)           the amount and timing of any additional Tax which becomes payable by the recipient of the Payment (or a member of the Supplier’s Group or the Purchaser’s Group, as the case may be) as a result of the Payments being subject to Tax in the hands of that person; and

(iii)          the amount and timing of any Tax benefit which is obtained by the recipient of the Payment (or a member of the Supplier’s Group or the Purchaser’s Group, as the case may be) to the extent that such Tax benefit is attributable to the matter giving rise to the Payment Obligation or to the receipt of the Payment, which amount and timing is to be determined by the auditors of the recipient at the shared expense of both Parties and is to be certified as such to the Party making the Payment, the recipient of the Payment is in the same position as that in which it would have been if the matter giving rise to the Payment Obligation had not occurred;

(P)                                unless specified to the contrary, references to “indemnify” and “indemnifying” any person against any circumstance include indemnifying and holding that person harmless on an after-Tax basis and:

(i)            the provisions of clause 37 (Indemnity and Liability) shall apply to such indemnification;

(ii)           references to the Supplier indemnifying each member of the Purchaser’s Group shall constitute undertakings by the Supplier to Purchaser for itself and on behalf of each other member of the Purchaser’s Group; and

(iii)          references to the Purchaser indemnifying each member of the Supplier’s Group shall constitute undertakings by the Purchaser to the Supplier for itself and on behalf of each other member of the Purchaser’s Group;

(Q)                              unless specified to the contrary, any amount to be paid or provided under any clause of this Agreement for any supply made under or in connection with this Agreement is exclusive of Sales Tax; and

(R)                              references to “costs” and “expenses” incurred by a person shall include any Sales Tax or amount in respect thereof comprised in such costs or expenses, other than Sales Tax or amounts in respect thereof for which that person or, if relevant, any other member of its Group for the relevant Sales Tax purposes is entitled to credit or repayment.

2.                                     MANUFACTURE AND SUPPLY

2.1                              On and subject to the provisions of this Agreement, the Supplier shall Manufacture and supply, or have Manufactured and supplied, to the Purchaser, and the Purchaser shall purchase, or procure the purchase by an Affiliate of the Purchaser of, the Products for which a Firm Order is placed until the end of the applicable Product Term in accordance with clause 3 (Forecasts and Orders) in respect of all Products.

2.2                              The Purchaser may commence purchasing each Product under this Agreement from the applicable Commencement Date, unless otherwise agreed in writing by the Parties.

2.3                              The Supplier shall (or, subject to clause 2.6, shall procure that a Permitted Subcontractor or Nominated Supplier will) Manufacture the Products at the Manufacturing Sites in accordance with:

(A)          the applicable Specifications on the Effective Date (unless changed in accordance with clause 20 (Product Specifications));

(B)                              current Good Manufacturing Practice and responsible procurement guidelines;

(C)                              the applicable Manufacturing Licences;

(D)                              the applicable Marketing Authorisations (in the case of Shared Chemical/API Products, to the extent relevant);

(E)                               the Quality Agreement and the applicable Quality Standards;

(F)                                Firm Orders;

(G)                              Applicable Law in the country of Manufacture relevant to the Manufacture of the Product; and

(H)          Applicable Law in the Territory where the Product (or in the case of Shared Chemical/API Products or Shared Packaging Materials, any product incorporating such Products or Materials) is to be sold in relation to the Manufacture of such Product.

2.4                              During the Term, the Supplier shall (or, subject to clause 2.6 shall procure that a Permitted Subcontractor or Nominated Supplier will) obtain (where not held already) and maintain all necessary Manufacturing Licences from the relevant Governmental Entity as are required for the Manufacture of the Products at the Manufacturing Sites.

2.5                              The Parties hereby acknowledge that the Supplier may, on prior written notice to the Purchaser, nominate any of its Affiliates to act as its Nominated Supplier under this Agreement to Manufacture and supply Products to, and receive payment from, the Purchaser (or its Affiliate), provided that:

(A)                              the Supplier shall remain primarily liable to the Purchaser as principal obligor for the performance of its obligations under this Agreement in respect of such supply; and

(B)                              such entity shall cease to be a Nominated Supplier if it ceases to be an Affiliate of the Supplier and the Supplier shall be required to either perform the obligations of such former Affiliate or procure its replacement by another Affiliate prior to it ceasing to be an Affiliate.

The Supplier may change the Nominated Supplier from time to time by notice in writing to the Purchaser (provided always that such Nominated Supplier is an Affiliate of the Supplier) subject to the terms set forth in clause 40 (Technical Transfer).  References in this Agreement to the Supplier shall be deemed to include any appointed Nominated Suppliers.

2.6                              The Supplier may not sub-contract the Manufacture of Products (or any part thereof) to a Third Party without the prior written consent of the Purchaser (such consent not to be unreasonably withheld, conditioned or delayed), provided that each Third Party arrangement set out in Annex E of the Quality Agreement shall be deemed to have been given the prior written consent of the Purchaser and the Third Party listed shall be a Permitted Subcontractor. Any Third Party sub-contractor engaged by the Supplier with the prior written consent of the Purchaser in accordance with this clause 2.6 shall be deemed to be a Permitted Subcontractor. The Supplier will ensure that all Permitted Subcontractors and all Nominated Suppliers act in compliance with the terms and conditions of this Agreement, including but not limited to, complying with all Applicable Laws, and shall ensure that the Permitted Subcontractors and Nominated Suppliers are subject to confidentiality obligations that are no less restrictive than those found at clause 31 (Confidentiality) and, to the extent practicable, grant the Purchaser audit and inspection rights substantially equivalent to those set out in clause 33 (Audit and Inspection Rights).  The engagement of Permitted Subcontractors and Nominated Suppliers shall not relieve the Supplier from any of its liabilities or obligations under this Agreement and the Supplier shall remain liable as primary obligor to the Purchaser for the acts or omissions of all Permitted Subcontractors and Nominated Suppliers as if they were the acts or omissions of the Supplier.

2.7                              The Supplier may not:

(A)                              change a Permitted Subcontractor;

(B)          make any material amendments to contracts with Permitted Subcontractors relating to the Manufacture or supply of Products (including any amendment that would adversely affect the Purchaser or require an amendment to a Marketing Authorisation or permit held by the Purchaser) except where such changes are required by a Governmental Entity (and in such case, only upon reasonable advance notice to the Purchaser); or

(C)                              in respect of a Product, change (or permit a Nominated Supplier or Permitted Subcontractor to change) the API Supplier or the supplier of any registered Materials,

in each case without the prior written consent of the Purchaser (such consent not to be unreasonably withheld or delayed) and in accordance with any applicable change control provisions set out in the Quality Agreement.

2.8                              The Supplier may not change or permit the change of any Manufacturing Site other than as provided for in the Long Term Transfer Plan without the prior written consent of the Purchaser (such consent not to be unreasonably withheld, conditioned or delayed), provided that any change of any Manufacturing Site (other than any provided for in the Long Term Transfer Plan) shall:

(A)                              be subject to any applicable change control provisions set out in the Quality Agreement; and

(B)                              comply with Applicable Law.

2.9                              In the event that Applicable Law or a Governmental Entity or local customs office requires that the Parties (or their Affiliates) enter into a local agreement in relation to the Manufacture or supply of a particular Product by the Supplier (or its Nominated Supplier) to the Purchaser (or its designated Affiliate), the Parties shall negotiate in good faith and enter into such local agreements on a Product-by-Product and country-by-country basis to give effect to the transactions contemplated by this Agreement in relation to such Product in such country, provided that:

(A)                              the Parties shall only enter into such local agreements where required by Applicable Law or a Governmental Entity or local customs office to do so;

(B)                              each such local agreement shall be limited in scope to those matters for which it is necessary for the Parties (or their Affiliates) to contract locally;

(C)                              subject to clause 2.9(B), each local agreement shall be consistent with the terms of this Agreement and not have an disproportionate adverse effect on either Party;

(D)                              the Parties shall procure that, in respect of any Product, such local agreement is terminated in the event that this Agreement expires or is terminated in relation to such Product; and

(E)                               subject to clause 2.9(A) and any requirements of Applicable Law, in the event of any conflict or inconsistency between the provisions of this Agreement and the provisions of such a local agreement, the provisions of this Agreement shall prevail.

Without prejudice to the rights and obligations of the Parties under clause 10 (Price and Price Adjustments), to the extent there is an inconsistency between the provisions of this Agreement and the provisions of any local agreement, either Party may refer the matter to the Manufacturing and Supply Team which may agree a mechanism to address any such inconsistency.

2.10                       The Supplier shall not be obliged to Manufacture and/or supply, and the Purchaser shall not be obliged to purchase, any Product if such Manufacture, supply or purchase would cause that Party to be in breach of Sanctions and Export Controls (including but not limited to debarred individuals and ITAR). U.S. export control and economic sanctions laws and the export control and economic sanctions laws of other countries, including but not limited to EU Member States, Singapore, and Switzerland, may govern the export, sale, and/or use of Products. The Purchaser shall be responsible for obtaining any required government authorisations under the relevant Sanctions and Export Controls.  Each Party to this Agreement agrees to comply fully with all relevant Sanctions and Export Controls to assure that no Product or any portion thereof is exported, sold, or otherwise transferred directly or indirectly, in violation of Applicable Law.

3.                                     FORECASTS AND ORDERS

3.1                              Forecasting and ordering of Product(s) under this Agreement shall be conducted:

(A)                              on a pull Manufacturing basis in respect of the Products as set out in clauses 3.2 and 3.4; or

(B)                              on a Toll Manufacturing Basis in respect of Products that are Tolled Products as set out in clause 5 (Toll Manufacture) and Exhibit 7 (Toll Manufacturing Provisions), and

(C)                              on the fifth (5th) Business Day of each calendar month commencing not later than the calendar month following the calendar month in which the Effective Date falls (or at such other dates as may be agreed between the Parties), the Purchaser shall provide to the Supplier a rolling demand forecast schedule (in such physical written format (as opposed to a data exchange) exchangeable by email as is agreed by the Parties) which shall align with the applicable Gating Plan for that Gating Year and comprise a good faith estimate of its anticipated aggregate monthly requirements for Products for at least the following twenty-four (24) months or, in each case, such shorter period remaining under the Term (including any proposed extension thereof), in accordance with clause 3.2 ( the “Forecast Schedule”).

3.2

(A)                              Manufacturing and supply of Products under this Agreement shall be pursuant to the Forecast Schedules and to the Firm Orders submitted by the Purchaser, as further described in this clause 3.2.

(B)                              The initial Forecast Schedule is attached to this Agreement at Exhibit 14 (Initial Product Forecast Schedule) and the Parties agree that the Purchaser and the Supplier shall be bound by the volumes of Products shown in the Firm Zone of such initial Forecast Schedule as at the Effective Date. The initial Forecast Schedule shall reflect the migration of all orders that are in progress immediately prior to the Effective Date.

(C)                              Provided that the volumes of Products shown in the Firm Zone of each Forecast Schedule align with the requirements of the Gating Plan in respect of such Products, such volumes shall be deemed to be firm orders binding on the Purchaser and the Supplier, and the quantities included for each Product in any Firm Zone may not be varied in any subsequent Forecast Schedule unless the Supplier agrees in writing (each such firm order being a “Firm Order”). Each

Firm Order shall be for not less than the Minimum Order Quantity of Product and, if greater than the Minimum Order Quantity, shall be for the Minimum Order Quantity plus one or more multiples of the Minimum Order Quantity.  If the volumes specified in the Firm Order do not comply with this requirement then such variation to such volumes must be agreed between the Parties as part of the Firm Order confirmation process set out at 3.2(E).

(D)                              The Purchaser shall submit each Forecast Schedule either electronically or by such other means that the Manufacturing and Supply Team shall determine and to such location as reasonably requested by the Supplier in writing. No oral communications shall comprise a commitment to supply.  Each Firm Order shall specify the volumes of Product required and the Purchaser’s requested Delivery date in accordance with the applicable Lead Time requirements as set out in Exhibit 1 (Products).

(E)                               The Supplier shall respond to each Firm Order that complies with the requirements of this clause 3.2 (including the applicable Gating Plan):

(i)            within two (2) Business Days of receipt (or such other date as agreed between the Parties) to acknowledge receipt of the Firm Order; and

(ii)           within ten (10) Business Days of receipt (or such other date as agreed between the Parties) to confirm the applicable order Delivery date and the volumes of Product required.

In the event that the Supplier fails to respond to any Firm Order within ten (10) Business Days after acknowledging it, the Supplier shall be deemed to have acknowledged and accepted that Firm Order. Unless otherwise agreed by the Parties, the Supplier shall be obliged to acknowledge Firm Orders which comply with the requirements of this clause 3.2 without proposed amendments. The response (or deemed response) will include confirmation of the Delivery date. To the extent that the Supplier proposes an amendment to the Firm Order, the Purchaser shall respond to any proposed amendments to the Firm Order within ten (10) Business Days confirming whether it accepts or rejects such proposed amendments.  If the Purchaser:

(iii)          accepts such amendments, the Firm Order together with the relevant amendments shall be deemed to be acknowledged and accepted by the Supplier and shall be binding on both Parties; or

(iv)          rejects such proposed amendments; the Parties will discuss the proposed amendments in good faith as promptly as practicable, but not more than five (5) Business Days following such rejection.

The Parties agree that if the Parties cannot agree an amendment to the Firm Order pursuant to this clause 3.2(E) that the Firm Order initially submitted without the suggested amendments shall be binding on the Parties to the extent it is in accordance with this clause 3.2 and the applicable Gating Plan, provided that the Supplier may refer the matter for resolution in accordance with clause

16 (Dispute Escalation), in which case such matter shall be determined in accordance with clause 16 (Dispute Escalation).

(F)                                The Purchaser, either electronically or by such other means determined by the Manufacturing and Supply Team, shall deliver to the Supplier purchase orders corresponding to the Product volumes shown in the Firm Orders to such location as reasonably requested by the Supplier in writing. The purchase order shall be in such form as is mutually agreed by the Manufacturing and Supply Team and shall specify the Product(s) and country(ies) to which it relates; have assigned to it a number which shall be used by the Parties in all correspondence relating thereto and shall be submitted in accordance with the Lead Times set out in Exhibit 1 (Products) and the applicable Firm Zone for the Product(s) shown in each Firm Order so that the Supplier may process the Firm Orders.

(G)                              The Supplier will supply Product in accordance with Firm Orders that comply with this clause 3.2 and the applicable Gating Plan and for which the Supplier receives purchase orders in accordance with clause 3.2(F), unless such requirements are changed in accordance with clause 3.2(H) or clause 3.2(I).

(H)                             Without prejudice to the Parties’ obligations with respect to the Firm Zone of any Forecast Schedule, if discussion of the relevant requirements of a Firm Order is requested by the Supplier, then the relevant planning personnel from both Parties will discuss in good faith, provided that the Supplier shall have no obligation to agree any production schedule or Delivery timetable which would exceed the applicable Gating Volumes for the relevant Product as set out in the Gating Plan for that Gating Year.

(I)                                  The Purchaser and the Supplier shall each establish a single point of ordering and forecasting in respect of Products for the purposes of carrying out its obligations under this clause 3.2, subject to any agreed delegation of supply and/or invoicing and/or payment to Nominated Suppliers or other Affiliates of a Party in accordance with this Agreement.

3.3                              Other requirements

(A)                              Bridging Stock shall not be treated on a different basis to any standard order of Product in the Forecast Schedules provided pursuant to this clause 3 (Forecasts and Orders). The Parties acknowledge that through long term S&OP planning, arrangements will be made to manage and record long term planning of Bridging Stock.

(B)                              Subject to clause 3.4(C) the Supplier shall ensure that on the day of Delivery in accordance with the Delivery Terms and clause 9 (Delivery of Product), and unless (i) agreed otherwise between the Parties on a Product-by-Product basis or (ii) a different percentage of registered shelf life is set forth on Exhibit 1 (Products) for the applicable Product, each Product shall have remaining at least seventy-five per cent. (75%) of their registered shelf life (with respect to each Product, the “Minimum Remaining Shelf Life”).

(C)                              Other than in relation to an agreed list of exceptional circumstances there shall be no requirement for the Supplier to maintain a specific level of safety stock of Products or Materials. Where any exceptional agreement is reached for the maintenance of any safety stock for Materials, the Purchaser requesting the provision of such safety stock will: (A) at the discretion of the Supplier, bear the carrying cost (calculated at 7% financial interest plus actual warehousing costs if any) associated with such safety stock, and (B) bear the associated risk for such safety stock, in each case due to (i) the expiry or termination of this Agreement in respect of any relevant Product; (ii) a change in the Forecast Schedule in respect of such Product; or (iii) a change in any Product requirements to the extent that any Materials comprising the safety stock do not comply with the applicable Specifications and Quality Standards or meet the other requirements of this Agreement, provided that the Supplier shall use reasonable endeavours to mitigate such risk (for example, and without limitation, by applying a First in First Out inventory management system).

(D)                              The Parties acknowledge that the Lead Time of one hundred and twenty (120) calendar days applicable to Products in Exhibit 1 (Products) on the Effective Date should be improved over time and the Supplier has resolved to use its Commercially Reasonable Efforts to reduce the Lead Time for all Product Technologies supplied under this Agreement to one hundred (100) calendar days within two (2) years from the Effective Date.

(E)                               In relation to any Products that are (i) the subject of an ongoing technical transfer pursuant to this Agreement and (ii) have been identified in Exhibit 1 (Products) as Products where a full batch of such Product must be ordered (“Batch Constrained Products”), if during the implementation of the relevant technical transfer the Purchaser orders Batch Constrained Product at a quantity below the batch size set out against such Batch Constrained Product in Exhibit 1 (Products) or the requirements for a particular Manufacturing run of such Product does not consume a full batch, then the Parties shall discuss in good faith how to mitigate the potential wastage of unused Materials used in the proposed Manufacture of such Batch Constrained Product. If the Supplier agrees to proceed with the Manufacture of any Batch Constrained Product it shall be on the basis that the Supplier shall be entitled to charge the Purchaser for the cost (without applying any mark-up) of the unused Materials that cannot be recovered.

(F)                                The provisions of this clause 3 (Forecasts and Orders) are subject to the provisions of clause 4 (Capacity Baseline and Gating Plan) in the event that an Allocation is required to be made.

4.                                     CAPACITY BASELINE AND GATING PLAN

4.1                              Within the third Quarter of each Calendar Year following the Effective Date during the Term, the Parties shall meet (the “Gating Meeting”) to agree on a gating plan specifying the Manufacturing capacity for each Product Technology to be allocated to the Purchaser by the Supplier at each Manufacturing Site for each month within the next Calendar Year (each a “Gating Year”) based on:

(A)                              a baseline indication of the Purchaser’s Group’s volume requirements (calculated on the basis of Products to be Delivered as opposed to Products ordered) as supplied in advance by the Purchaser to the Gating Meeting (the “Target Gating Volume”);

(B)                              current available capacity at the relevant Manufacturing Sites supplied by the Supplier in advance to the Gating Meeting, taking due account of any actual or anticipated constraints on the capacity at any such Manufacturing Site for the Manufacture of relevant Products (including with reference to the applicable then-current Forecast Schedule and the Supplier’s other actual or anticipated operations at such Manufacturing Site) and taking account of any agreed New Product SKU volumes;

(C)                              the then current Aspex Requirements; and

(D)                              planned transfers of Product under the Long Term Transfer Plan and any Specific Technology Transfers,

in each case for each of the Product Technologies at the relevant Manufacturing Sites for the relevant Gating Year under consideration (each a “Gating Plan”). The Gating Plan shall be approved by the Manufacturing and Supply Team. The initial Gating Plan for all Product Technologies and containing, inter alia, the Aspex Requirements, is set out in Exhibit 6 (Initial Gating Plan) to this Agreement. Following a request from the Supplier (as an exception in the 2019 Gating Year to the Gating Plan mechanism set out in this Agreement) the Parties agree that, due to capacity constraints, the Supplier shall not be obliged to offer the full 10% flexibility above the monthly Target Gating Volumes for the Aspex Requirements in the 2019 Gating Year and that the volume per month that the Supplier commits to accept above the monthly Target Gating Volumes is as set out in the Initial Gating Plan for the Aspex Manufacturing Site in the 2019 Gating Year at Exhibit 6.

For the avoidance of doubt Gating Plans shall not include volumes of any Shared Chemical/API Product or Shared Packaging Material supplied under this Agreement. Further, even though the Aspex Requirements are set on an annual basis for a five (5) year period, the Parties shall seek to agree the applicable monthly allocation of such Gating Volumes of the Aspex Requirements for the applicable Gating Year at the relevant Gating Meeting.

4.2                              The Purchaser (or one of its Affiliates) shall place orders for Products for up to 90% of the Gating Volume for each Product Technology in the Gating Plan for the relevant Gating Year (“Minimum Target Volume”) on a take or pay basis, meaning that the Purchaser shall be obligated to pay the full Conversion Cost for all such Product up to the Minimum Target Volume for the relevant Product Technology irrespective of whether an order is placed for such Product, provided that the foregoing shall not apply:

(A)                              if the Parties agree in writing in advance to mitigate the order shortfall by substituting or increasing an alternative volume of Product (whether from another Product Technology or a New Product SKU);

(B)                              in circumstances where the Supplier, through no fault of the Purchaser, is unable to or otherwise does not supply the Products within the Product Technology up to the Minimum Target Volume; or

(C)                              where the Supplier Delivers Products for that Product Technology that are Defective, or if such Product becomes Defective after Delivery to the Purchaser or its Affiliate, and in either case, the Supplier is unable to or otherwise does not supply replacement non-Defective Product in accordance with this Agreement.

If the Purchaser gives at least three (3) months’ advance notice in writing that it is not likely to meet the Minimum Target Volume for a Product Technology in a Gating Year the Parties agree to discuss any reasonable mitigation proposals in good faith (including the extent of any write-off of Materials) in the next S&OP Meeting and, if the Parties do not agree, the issue may be escalated in accordance with clause 4.5.

4.3                              The Parties shall agree a fixed Gating Volume for each of the five (5) Gating Years after the Effective Date (2019 to 2023) for the Droptainer Products Manufactured at the Aspex Manufacturing Site (“Aspex Requirements”) as part of the initial Gating Plan.

4.4                              In addition and subject to the Aspex Requirements, the Purchaser may request that the Gating Volumes for all other Product Technologies in any subsequent Gating Year’s Gating Plan at least match the capacity of a Product Technology available at a particular Manufacturing Site in the current Gating Year’s Gating Plan and the Parties shall consider such request in good faith, save that the Parties shall take account of actual usage of the previous year’s allocated capacity; agreed constraints on or commitments in relation to capacity; any Product divestments planned and mutually agreed upon by the Parties and the movement of Products in the Long Term Transfer Plan.

4.5                              If the Parties do not agree the Gating Plan by 30 September in the preceding Calendar Year to the Gating Year of the relevant Gating Plan or any matters relating to the Long Term Transfer Plan the matter shall be referred to the Manufacturing and Supply Team for resolution who shall respectively endeavour in good faith to resolve the matter presented to them as expeditiously as possible and shall take account of the factors set out in clauses 4.1, 4.7 and 4.8 to 4.10 . If any dispute related to the Gating Plan or Long Term Transfer Plan cannot be resolved within the Manufacturing and Supply Team within thirty (30) days after such request for referral, then the Manufacturing and Supply Team shall refer such dispute to the Executive Officers of each Party for resolution. If a referral is made to the Executive Officers, they shall meet by telephone or in person promptly to discuss the matter submitted and to determine a resolution in accordance with clause 16 (Dispute Escalation).

4.6                              Save as is provided in clause 4.3, once agreed in writing by the Parties by the Manufacturing and Supply Team, a Gating Plan for a Gating Year shall become binding on the Parties and Firm Orders shall be placed in accordance with the applicable Gating Volumes set out in such Gating Plan, except that Purchaser shall be entitled to place Purchase Orders deviating from the Gating Volumes of

Product (aggregated on a Product Technology basis) agreed in the Gating Plan for that Gating Year by no more than an aggregate + / - 10% for the balance of the Gating Year provided however, that volumes agreed in any Firm Order already placed may not be varied.

4.7                              If in any Gating Year the Purchaser requests a volume increase in respect of a Product Technology of a Product by more than 10% above the Gating Volumes agreed for the Product Technology in the Gating Plan for the applicable period, the Supplier shall use Commercially Reasonable Efforts to ensure it has  sufficient Manufacturing capacity at the applicable Manufacturing Site to satisfy the Purchaser’s requested increase in volumes of such Product Technology, subject always to the overall capacity constraints of the relevant Manufacturing Site(s) and the considerations set out in clauses 4.8 to 4.10 below. For the avoidance of doubt, the Supplier shall have no obligation to supply Product in excess of 110% of the Gating Volumes of relevant Product set out in the Gating Plan for the relevant period in the relevant Gating Year if unable to do so despite having used Commercially Reasonable Efforts to supply up to 110% of the Gating Volumes referred to above.

4.8                              The Supplier shall ensure that it has sufficient capacity over the applicable Product Term to meet the demand which will be agreed for a Product in the Gating Plan. If the Supplier, a Nominated Supplier or a Permitted Subcontractor is unable to Manufacture the quantities of Products forecasted or ordered by the Purchaser in accordance with this Agreement as a result of:

(A)                              shortages of Materials that are used both in the Manufacture of Products and in the manufacture of products for the Supplier’s Group or its Third Party customers; or

(B)                              constraints on the capacity at:

(i)                                    the Manufacturing Site; or

(ii)                                 any manufacturing site operated by the Supplier’s Group at which any Materials are manufactured,

(the “Affected Site”), in each case including as a result of any repair or remediation being required in respect of the Affected Site or any equipment at the Affected Site that is used in the Manufacture of Products or Materials (as applicable), then, without prejudice to the capacity threshold in the Gating Plan and clause 32 (Force Majeure), clauses 4.9 and 4.10 shall apply.

4.9                              In the circumstances contemplated by clause 4.8, the Supplier shall (or shall procure that the Nominated Supplier or Permitted Subcontractor shall) refer the decision as to how to allocate the available Materials, or available capacity at the Affected Site to the Manufacturing and Supply Team who shall make such allocation, between:

(A)                              the Products;

(B)                              products manufactured by the Supplier’s Group for commercialisation by the Supplier’s Group that rely on the same Materials or Affected Site; and

(C)                              products manufactured by the Supplier’s Group for commercialisation by its Third Party customers that rely on the same Materials or Affected Site,

(collectively, the “Affected Products”) in a fair and reasonable manner as if all Affected Products were to be commercialised by and for the sole benefit of the Supplier’s Group, taking account of all relevant factors, including the indications of each Affected Product, the risk and likely duration of any stock out of each Affected Product, the availability in the relevant jurisdiction of alternatives to each Affected Product and whether or not each Affected Product is medically critical (the “Allocation”).

4.10                       In the circumstances contemplated by clause 4.8:

(A)                              the Purchaser shall, on request, provide the Manufacturing and Supply Team and the Supplier, Nominated Supplier or Permitted Subcontractor with such information as the Supplier, Nominated Supplier or Permitted Subcontractor may reasonably require in order to determine the Allocation in accordance with clause 4.9;

(B)                              notwithstanding anything to the contrary in clause 3 (Forecasts and Orders), each Firm Order shall be deemed to be revised (as to quantities of Products and/or Delivery dates, as applicable) to the extent necessary to accord with the Allocation as determined by the Manufacturing and Supply Team (and the Purchaser shall be deemed to agree with such revision) and the provisions of clause 25 (Write Off Costs) shall not apply to such change in volume; and

(C)                              for the purposes of clause 9 (Delivery of Product), the due date for Delivery in respect of any Firm Order shall reflect any revision to such Firm Order made pursuant to this clause 4.10.

4.11                       The Purchaser shall ensure that the quantities of Product shown in the Forecast Schedule do not, at the time such quantities first appear in the Firm Zone, exceed, on an annual basis, the available capacity at the relevant Manufacturing Site as mutually agreed in the Gating Plan and that Purchaser shall order and acquire ninety per cent (90%) of the Gating Volumes in any Gating Plan.

5.                                     TOLL MANUFACTURE

5.1                              The Parties agree that at any time during the Term, the Purchaser may propose that a Product (including a New Product SKU introduced, or proposed to be introduced, pursuant to clause 21 (New Product SKUs)) shall be Manufactured on a Toll Manufacturing Basis) and any such proposal must identify the Materials that the Purchaser proposes to supply to the Supplier on a Toll Manufacturing Basis.

5.2                              The Supplier shall consider each proposal made pursuant to clause 5.1 in good faith and shall not unreasonably refuse to Manufacture (or have Manufactured)

the proposed Product(s) on a Toll Manufacturing Basis. The Parties agree that a refusal to Manufacture on a Toll Manufacturing Basis due to lack of site-readiness shall be deemed to be unreasonable; provided, that the Supplier may condition its acceptance of any proposal to Manufacture on a Toll Manufacturing Basis on the Supplier being given a reasonable amount of time, which shall be no less than three (3) months in length, to prepare any applicable Manufacturing Site for Manufacturing on a Toll Manufacturing Basis and the Purchaser shall cooperate with and provide such information as is reasonably necessary for such preparations.).

5.3                              If the Parties agree that a Product shall be Manufactured on a Toll Manufacturing Basis it shall be Manufactured in accordance with this clause 5 (Toll Manufacture) and the terms set out in Part 1 of Exhibit 7 (Toll Manufacture Provisions) and further the Parties shall (each acting reasonably and in good faith) agree and execute a Tolled Product Exhibit in the form attached to this Agreement in Part C of Exhibit 7 (Form of Tolled Product Exhibit) (a form of which is annexed to this Agreement at Part B of Exhibit 7 (Form of Bulk Tolled Product Exhibit) for the Bulk Tolled Products that are Tolled Products as at the Effective Date), Each Tolled Product Exhibit shall specify (among other things):

(A)                              the Trigger Date with effect from which the relevant Product (or proposed New Product SKU) shall be Manufactured on a Toll Manufacturing Basis;

(B)                              if applicable (in accordance with paragraph 4 of Part 1 of Exhibit 7 (Toll Manufacture Provisions)), the Existing Materials Cost (as defined in Exhibit 7) at which the Purchaser shall purchase from the Supplier any stock-on-hand of the Materials that will, with effect from the Trigger Date, be supplied by the Purchaser on a Toll Manufacturing Basis, which Existing Materials Cost shall be calculated in accordance with paragraph 4.1 of Exhibit 7 (Toll Manufacture Provisions); and

(C)                              the Supply Price (and the applicable Invoice Currency) at which the Supplier shall supply the relevant Tolled Product to the Purchaser when Manufacturing using Materials supplied on a Toll Manufacturing Basis, which Supply Price shall be calculated in accordance with clause 10.1, save that in calculating the Total Product Cost of any Tolled Product Manufactured on a Toll Manufacturing Basis, the Actual Cost (as defined in Exhibit 7)  paid (or payable) by the Purchaser or its Affiliates for Toll Materials shall be disregarded in calculating the Total Product Cost of that Tolled Product.

5.4                              With effect from the Effective Date in relation to the Bulk Tolled Products and the Trigger Date for all other Products to be manufactured on a Toll Manufacturing Basis, the provisions of Exhibit 7 (Toll Manufacture Provisions) shall apply in respect of the Manufacture of the relevant Product.  Any product agreed to be supplied as a Tolled Product shall continue to be supplied on a Toll Manufacturing Basis unless mutually agreed by the Parties.

5.5                              In respect of the Bulk Tolled Product, the Parties acknowledge that as at the Effective Date the Supplier and Purchaser for the purposes of such Manufacture rely on interim systems, procedures and processes to manage such Manufacture on a Toll Manufacturing Basis (or with an equivalent capability in relation to the management of Manufacturing on a Toll Manufacture Basis) (the “Interim Toll Manufacture Systems”). The Parties agree that the Supplier shall be entitled to continue to Manufacture (or have Manufactured) that Product on a Toll Manufacturing Basis under this Agreement using those Interim Toll Manufacture Systems until the Parties have the capability to enable the Manufacture of the relevant Product(s) using new systems, procedures and processes that would enable the Manufacture of such Product(s) to continue to be undertaken on a Toll Manufacturing Basis taking account of the IT systems changes being implemented by both Parties after the Effective Date and both Parties shall use their Commercially Reasonable Efforts to implement and operate such new systems, processes and procedures as the Supplier may reasonably require (taking account of any updates to relevant IT systems) as soon as reasonably practicable in respect of any Bulk Tolled Products following a request from the Supplier.

6.                                     PRODUCTS MANUFACTURED USING MATERIALS PURCHASED FROM PURCHASER

6.1                              If, in respect of a Product, a member of the Purchaser’s Group is at any time during the Term:

(A)                              the supplier to the Supplier (or its Permitted Subcontractor) of any Materials used in the Manufacture of that Product; and

(B)                              the Supplier (or its Permitted Subcontractor) purchases and takes title to such Materials from the Purchaser or its Affiliate,

the provisions of Exhibit 8 (Purchaser Materials) shall apply in respect of the Manufacture of the relevant Product. Products which contain Purchaser Materials shall be identified as such on Exhibit 1 (Products).

6.2                              For the avoidance of doubt, neither this clause 6 (Products Manufactured using Materials Purchased from Purchaser) nor Exhibit 8 ((Purchaser Materials) shall apply in respect of any Product for which the Purchaser’s Group supplies Materials on a Toll Manufacturing Basis.

7.                                     SHARED CONTRACTS

7.1                              The Parties have agreed the following to achieve a Separation of the relevant part of each Shared Contract after Separation in accordance with 7.1(A) and 7.1(B) below. Until satisfactory Separation of a Shared Contract the Supplier and the Purchaser shall respectively use their Commercially Reasonable Efforts to maintain relationships under the Shared Contracts and continue to operate the Shared Contracts, including without limitation fulfilling all their respective obligations under such Shared Contracts in the same manner as applied for the twelve months prior to the Separation in accordance with the terms of the Separation Agreement (where it is acknowledged that the obligation to transfer or separate the Shared Contracts has been delayed).

(A)                              Where the Purchaser requires the Supplier to continue to procure a Chemical/API or Shared Packaging Material which is subject to a Shared Contract under the terms of a Shared Contract for incorporation in a Product being supplied under this Agreement then such Shared Chemical/API will be deemed to comprise a “Purchaser Material” under this Agreement and the terms of clause 6 and Exhibit 8 (Purchaser Materials) shall apply.

(B)                              Where the Purchaser requires the Supplier to continue to procure a Chemical/API or Shared Packaging Material which is subject to a Shared Contract under the terms of a Shared Contract for incorporation in a product of the Purchaser that will not be Manufactured under this Agreement, then such Chemical/API will be deemed to comprise a “Shared Chemical/API Product” or a Shared Material under this Agreement and the terms of clause 8 shall apply.

8.                                     SHARED CHEMICAL/API PRODUCT/SHARED PACKAGING MATERIAL

Where the Purchaser requires the Supplier to continue to procure a Chemical or API or any packaging Materials under the terms of a Shared Contract for incorporation into a product of the Purchaser that will not be Manufactured under this Agreement, but requires the Supplier to provide testing or other quality related services in relation to that Shared Chemical/API Product or Shared Packaging Material, then all other terms and conditions of this Agreement apply in respect of that Shared Chemical/API Product or Shared Packaging Material as if it were a Product, save that the Supplier shall not be obliged to incur any greater cost or expense than would apply to the supply of the applicable Shared Chemical/API Product or Shared Packaging Material under the relevant part of the Shared Contract and the terms of Schedule 2 of the Separation Agreement shall apply to any Liabilities incurred under or in respect of, and any rights arising in relation to, the relevant part of such Shared Contract.

9.                                     DELIVERY OF PRODUCT

9.1                              Under the terms of this Agreement Delivery of Product by the Supplier shall commence on or following the applicable Commencement Date and all provisions of this clause 9 (Delivery of Product) (including references to the Product Term) apply from the applicable Commencement Date.

9.2                              Delivery Terms

The Supplier (or the Nominated Supplier) shall Deliver or procure the Delivery of the Product specified in the Firm Order for that month on the date confirmed for Delivery by the Supplier in the Firm Order, within - eight (8) or +zero (0) days, in accordance with the Delivery Terms, provided that:

(A)                              such Firm Order meets the requirements set forth in clause 3 (Forecasts and Orders), including the applicable Lead Time requirements as set out in Exhibit 1 (Products) for the Products covered by such Firm Order;

(B)                              the quantity of Products Delivered by the Supplier (or the Nominated Supplier) may vary by ± ten per cent. (10%) from the quantities specified by the Purchaser in the relevant Firm Order. For the avoidance of doubt, such variance shall not constitute a breach of this Agreement by the Supplier and, without prejudice to clause 17 (Acceptance of Product), the Purchaser (or its relevant Affiliate) shall not be entitled to reject any Delivery on the basis of such variance;

(C)                              the Supplier (or the Nominated Supplier) shall notify and confirm with the Purchaser of the actual Delivery date and quantities in accordance with clause 3.2(E) and notify any subsequent anticipated delay in Delivery or change in the actual Delivery date as promptly as practicable.

9.3                              Delivery Failure

(A)                              Where the quantity of Products Delivered is less than that required by the relevant Firm Order, the Parties shall enter into good faith discussions regarding replacements of such under-Delivered Products (where requested by the Purchaser), and, unless otherwise agreed by the Purchaser, in the event of any such Product shortfall greater than ten per cent. (10%) of a Firm Order or the Products are not delivered on the Delivery date (“Delivery Failure”), the Supplier shall use Commercially Reasonable Efforts to Deliver any such Product shortfall as soon as reasonably practicable after the original Delivery date in accordance with such Delivery schedule as may be mutually agreed between the Parties and in any event within ten (10) Business Days of the date specified for Delivery of the relevant Product.

(B)                              In the event of a Delivery Failure following the expiration of the period referred to in clause 9.3(A), for any Firm Order (or portion thereof) which cannot be Delivered, the Purchaser shall be entitled to either:

(a)                                cancel such Firm Order (or the relevant portions thereof) without penalty to Purchaser; or

(b)                                purchase replacement Product from a Third Party, and the Supplier shall be obliged to reimburse the Purchaser the difference between the recorded price paid for such replacement Product and the Supply Price that Purchaser would have paid to Supplier for the equivalent quantities of Product;

(C)                              In the event of a Delivery Failure following the expiration of the period referred to in clause 9.3(A), additionally or alternatively to the remedies in 9.3(B) above, the Purchaser shall be entitled to recover from Supplier any costs, expenses, fees, loss and liability (including legally binding commitments to pay out of pocket damages to end customers or third party suppliers) actually incurred by the Purchaser as a direct result of such Delivery Failure (subject always to the variance referred to at clause 9.3(B) above and any variation agreed by the Parties); and

(D)                              Any delay in Delivery to the extent due to any reason listed below shall not be regarded as Delivery Failure:

(a)                                Force Majeure;

(b)                                Purchaser’s change of a Firm Order or any gross negligence on the part of the Purchaser; or

(c)                                 as specifically provided in respect of Purchaser Materials as set out in Exhibit 8 (Purchased Materials).

9.4                              The Supplier shall provide or procure the provision to the Purchaser (or its relevant Affiliate) with each Delivery the corresponding Manufacturer’s Batch Certificate (or Certificate of Analysis plus Certificate of Compliance) and any other agreed Delivery documentation (which shall include any documentation required by Applicable Law and, where applicable, the relevant Batch Record).  In respect of Shared Chemical/API Product, and where required by Applicable Law with respect to the Manufacture of Products using such Shared Chemical/API Product, Delivery documentation shall include written confirmation from the relevant Governmental Entity that the Manufacturing Site complies with standards of cGMP at least equivalent to those required for the Manufacture of APIs in the European Union.

9.5                              Risk in and title to the Products (other than Tolled Products) shall remain with the Supplier until Delivered in accordance with the Delivery Terms at which point it will pass to the Purchaser (or its relevant Affiliate).  Risk in and title to the Tolled Products shall pass in accordance with paragraph 5.4 of Exhibit 7 (Toll Manufacture Provisions).

9.6                              The Purchaser (or its relevant Affiliate as applicable) shall collect the Products Delivered from the agreed Delivery site within five (5) Business Days of the Delivery date set out by the Purchaser in the relevant Firm Order, or within five (7) Business Days of the Delivery date set out in the notice delivered by the Supplier (or the Nominated Supplier) pursuant to this clause 9.1, if different.

9.7                              If, pursuant to clause 9.1, the Supplier in any three (3) consecutive month period during the Term delivers quantities of Product that are, in aggregate, in excess of those specified in the relevant Firm Orders (disregarding the ± ten per cent. (10%) variance referred to in clause 9.2(B)), the Purchaser may, at its election and if such aggregate excess is at least equal to the applicable Minimum Order Quantity, delete a quantity equal to that aggregate excess from any pending Firm Order.  For the purposes of clause 3 (Forecasts and Order ), the Supplier shall be deemed to have agreed to any change to a Firm Order, or additional Firm Order, that the Purchaser may require pursuant to this clause 9.7.

9.8                              Without prejudice to the provisions of clauses 9.2 to 9.7 and subject to clause 9.9, in respect of Products to be exported from the country in which the applicable Manufacturing Site is located:

(A)                              Unless the Parties agree otherwise or agree on alternate Delivery Terms for that Product, the Parties acknowledge and agree that in accordance with the FCA Delivery Terms (where applicable):

(i)            the Supplier (or the Nominated Supplier) shall be the exporter of record in respect of Products Delivered under this Agreement;

(ii)           the Purchaser (or its relevant Affiliate) shall be the importer of record and shall be responsible for all import formalities and responsible for arranging the transport or shipment of such Products from the territory in which they are Manufactured; and

(iii)          from time to time, in order to demonstrate to competent Governmental Entities that the Products have been exported from the territory of Manufacture and that the Supplier has charged the appropriate rate of applicable Sales Tax in respect of such Products, the Supplier may reasonably require original Export Documentation or a copy otherwise acceptable to the applicable Governmental Entity in relation to some or all of the Products Delivered under this Agreement.

(B)                              The Purchaser shall:

(i)            retain or cause the retention of originals or electronic copies of all Export Documentation in respect of Products Delivered under this Agreement; and

(ii)           except as requested by the Supplier pursuant to clause 9.8(A)(iii), require its Third Party logistics service provider to retain originals or electronic copies of all such Export Documentation, in each case until the end of the seventh (7th) Calendar Year following the Calendar Year in which Delivery occurs.

(C)                              In the event that the Supplier requires Export Documentation in respect of any Products Delivered under this Agreement, the Supplier shall notify the Purchaser accordingly with reference to the invoice numbers to which the required Export Documentation relates and the Purchaser shall:

(i)            provide or procure the provision of electronic copies of such Export Documentation to the Supplier as promptly as reasonably practicable, and in any event within ten (10) Business Days of receipt of notice from the Supplier pursuant to this clause 9.8(C); and

(ii)           if so requested by the Supplier, use its Commercially Reasonable Efforts to provide or procure the provision of the following to the Supplier:

(a)                                printed copies (certified to be true copies of the originals) of such Export Documentation as promptly as reasonably practicable and in any event within two (2) weeks of notice from the Supplier pursuant to this clause 9.8(C); and/or

(b)                                originals of such Export Documentation as promptly as reasonably practicable.

9.9                              Clause 9.8 shall not apply if the Parties have agreed that Delivery of Products to be exported shall not occur on the basis of the FCA Delivery Terms, in which case the agreed Delivery Terms shall apply.

10.                              PRICE AND PRICE ADJUSTMENTS

10.1                       The initial Supply Price for Products for the 2019 Calendar Year shall be set out in Exhibit 1 (Products) of this Agreement (calculated as Base Price plus applicable Margin as set out in Exhibit 16, Part C). The Supply Price of each Product for any subsequent Calendar Year shall equal the Base Price for such Calendar Year (as adjusted in accordance with clause 10.4, if applicable) plus the applicable Margin.

10.2                       The “Base Price” for each Product shall be determined as follows:

(A)                              the Base Price for each Product for 2019 as set out in Exhibit 1 (Products) in local currency (being the actual price of a relevant Product for 2018 (comprising Total Product Cost and agreed variances from the 2018); and

(B)                              in each subsequent Calendar Year the Base Price for each Product shall be equal to the Base Price for that Product in the preceding Calendar Year, as adjusted in accordance with clause 10.4, if applicable.

10.3                       The “Margin” for each Product shall be determined in accordance with Exhibit 16, Part C.

10.4                       Within thirty (30) Business Days of receipt of the Gating Plan for the next Gating Year (as agreed in accordance with clause 4), the Supplier shall notify the Purchaser of the Base Price, the Margin and the Supply Price for each Product for the following Calendar Year during the applicable Term (each such notice, a “Pricing Notice”), such Pricing Notice shall include the inflation indices applied under clause 10.4(A) for each country. The Base Price for each Product for the following Calendar Year will be calculated as follows:

(A)                              Inflation Adjustments: the part of the then-existing Base Price corresponding to the Conversion Cost, over-head rate and the Supply Price Catalogue shall be adjusted by an amount equal to such part of the then-existing Base Price multiplied by the percentage increase or decrease in the most recently available prior twelve (12) months of the relevant index specified in Exhibit 18 (Inflation Rate Source) for the country in which such Manufacture takes place (“Inflation Adjustment”), provided, that if the relevant body does not report an index for the relevant country for the relevant period, the source of the relevant index shall be as mutually agreed by the Parties through the Manufacturing and Supply Team. Provided that the Inflation Adjustment will only be made for the country in which such Manufacture takes place if the percentage increase or decrease represented by the Inflation Adjustment exceeds 3% and then only to the extent of the incremental inflation amount above 3%. An illustrative example of the Inflation Adjustment is set out in Part A of Exhibit 16.

(B)                              Material Price Adjustments: the part of the then-existing Base Price corresponding to the Materials Cost shall be adjusted on an aggregate basis to reflect the full amount (and not just the amount above the threshold) of variations in the price of the Material components for the relevant Product Technology if the following thresholds are met by Manufacturing Site and by Product Technology for both the budget for the following Calendar Year and the end of year reconciliation, such thresholds being:

(i)                                    Chemicals / APIs +/- $150k

(ii)                                 All other Materials +/- 5%

(each a “Materials Adjustment”).  For purposes of this clause 10.4(B), the variation in the price of the Material components shall be measured based on the average price paid by the Supplier for all volumes of such Material component at such Manufacturing Site.

(C)                              Volume Based Price Adjustments: a volume based price adjustment shall be applied to the Base Price as follows:

(i)                                    if the Target Gating Volume agreed in the Gating Plan for the next Gating Year for the aggregate of each Product Technology at each Manufacturing Site) deviates by more than +/- 5% compared to the 2018 baseline Gating Volume, the Supply Price per unit shall: (1) where volumes are less than the baseline Gating Volume, be increased; or (2) where volumes are greater than the baseline Gating Volume, decreased, by a percentage of the Conversion Costs (as set out in Exhibit 1 (Products)) equivalent to the percentage of such entire Gating Volume deviation;

(ii)                                 the end of year Site Volume Reconciliation mechanism set out in clause 10.7 will be applied if at the end of Gating Year the actual Gating Volume of each Product Technology at each Manufacturing Site deviates from the Target Gating Volume (the “Volume Based Adjustment”).

Provided that

(iii)                              the Volume Based Adjustment shall not apply to the extent that the Gating Volume deviates downwards due to the Supplier’s inability to supply the relevant Product (including in the event of Force Majeure);

(iv)                             Product transfers included in the Long Term Transfer Plan in that Gating Year shall not be considered when calculating the Volume Based Price Adjustments to the Supply Price;

(v)                                in the case of termination by the Supplier pursuant to clause 40 (other than in the case where the Purchaser is in material breach) and a technical transfer plan applies, the mechanism above shall apply (i.e. the Volume Based Adjustment shall not apply to increase the Supply Price on the remaining Products). Similarly, if volume decreases as a result of Supplier request, the Volume Based Adjustment shall not apply to increase the Supply Price on the remaining Products; and

(vi)                             in the case of any termination by the Purchaser pursuant to clause 40 (other than where the Supplier is in material breach), the volume adjustment pricing mechanism described in this clause 10.4(C) applies.

(D)                              the Base Price for the following Calendar Year shall be the sum of such adjusted parts of the Base Price calculated pursuant to clause 10.4(A) to 10.4(C). As shown in the illustrative example attached as an Appendix to Exhibit 16 (Supply Price Adjustment and Catalogue).

10.5                       The Supply Price catalogue indicating what should be included in the calculation of the Supply Price and what should form an additional service to be invoiced separately is set out in Exhibit 16 (Supply Price Adjustment and Catalogue).

10.6                       The Parties agree to review the Base Price and the application of the Supply Price mechanism referred to above at the end of the Initial Term. If no agreement is reached as to the basis for any such change, the current mechanism shall continue to apply.

10.7                       At the end of each Calendar Year, the Supplier shall calculate:

(A)                              in respect of each Product Technology:

A x CC

where:

(i)                                    A is the amount by which the actual volume of the relevant Product Technology is either greater than one hundred and five per cent. (105%) of the target Gating Volume (a positive value) or less than ninety-five per cent. (95%) of the target Gating Volume (a negative value); and

(ii)                                 CC is the applicable Conversion Cost of the relevant Product Technology,

and the results of these calculations shall be aggregated for each Manufacturing Site to determine the “Site Volume Reconciliation”.

(B)                              in respect of each Product Technology the Parties shall undertake a reconciliation of the amount determined through the Inflation Adjustment for that Product Technology against the actual percentage increase or decrease in the  relevant index specified in Exhibit 18  (Inflation Rate Source) for the country in which such Manufacture takes place in the previous twelve (12 months) provided, that if the relevant body does not report an index for the relevant country for the relevant period, the source of the relevant index shall be as mutually agreed by the Parties through the Manufacturing and Supply Team in the original Inflation Adjustment (the “Inflation Reconciliation”).

(C)                              If the aggregate of the Inflation Reconciliation and the Site Volume Reconciliation is:

(i)                                    a positive sum, the Supplier shall issue a credit note to the Purchaser in respect of such sum and shall, at the Purchaser’s option, either:

(a)                                apply that credit note to offset the Supply Price in respect of subsequent purchases of Product by the Purchaser or its Affiliate; or

(b)                                pay to the Purchaser or its nominated Affiliate a sum equal to the value of that credit note within sixty (60) days of the date of that credit note by electronic transfer to the account nominated by the Purchaser (or its Affiliate) in writing; or

(ii)                                 a negative sum, the Supplier shall issue a debit note to the Purchaser in respect of such sum and the Purchaser shall pay that debit note within sixty (60) days of receipt by electronic transfer to the account nominated by the Supplier (or the Nominated Supplier) in writing, provided that (i) the debit/credit offset set out in this clause 10.7 may only be applied in the original currency of the Supply Price and as between the original parties to the supply relationship and not other members of their respective Groups and (ii) prior to the issuance of any credit note or debit note pursuant to this clause 10.7, the Manufacturing and Supply Team shall convene a meeting to review and discuss the Inflation Reconciliation and the Site Volume Reconciliation.

10.8                       The Purchaser shall respond to any Pricing Notice delivered by the Supplier to the Purchaser pursuant to Exhibit 16, Part C within thirty (30) days of receipt of the notice (or by such other date as agreed between the Parties) and such response will either acknowledge the Base Prices of the Products for the following Calendar Year or may, in good faith, propose such amendments as may be reasonably requested in accordance with this Agreement.  Unless otherwise agreed by the Parties, the Purchaser shall be obliged to acknowledge the Base Prices, without proposed amendments, which comply with the requirements of this clause 10 (Supply Price).  In the event that the Purchaser fails to respond to the Supplier’s Pricing Notice within thirty (30) days, the Purchaser shall be deemed to have acknowledged the Base Prices for the following Calendar Year.  The Supplier shall respond to any such proposed amendments to the Base

Prices within five (5) Business Days confirming whether it accepts or rejects such proposed amendments.  In the event of any disagreement between the Parties regarding any adjustment to a Base Price, the matter shall be considered by the Manufacturing and Supply Team, in accordance with clause 15 (Relationship Management). During the pendency of any good faith dispute regarding an adjustment to a Base Price, the then current Base Price shall apply for all Firm Orders placed in accordance with this Agreement, and following the resolution of such good faith dispute the Supplier shall issue a credit or debit note (as applicable) to the Purchaser to reflect the difference between the Supply Price actually paid during such good faith dispute and the Supply Price that should have been paid had the Base Price from the start of the relevant Contract Year corresponded to the Base Price applicable as a result of such resolution of such good faith dispute.

10.9                       The Supply Price and any amounts payable or reimbursed pursuant to a Site Volume Reconciliation shall be exclusive of any Sales Tax or amounts in respect thereof that may be applicable to any payment, transaction or activity contemplated under this Agreement, which the Purchaser shall pay in addition to the Supply Price under presentation by the Supplier or its Nominated Supplier of a valid Sales Tax invoice (where applicable).

10.10                Delivery shall be in accordance with the Default Delivery Terms unless otherwise agreed between the Parties.  Where, irrespective of the relevant Delivery Terms agreed in respect of a Product, the Supplier pays for any expenses, costs and charges in respect of freight, customs clearance (other than the costs of clearance for export under the FCA Delivery Terms) and/or insurance that are not included in the Supply Price, then the Purchaser shall reimburse the Supplier for such expenses, costs and charges.

11.                              INVOICE, PAYMENT AND CURRENCY CONVERSION

11.1                       From the applicable Commencement Date, the Supplier (or the Nominated Supplier) shall invoice the Purchaser, or any Affiliate of the Purchaser that the Purchaser designates to receive invoices by reasonable advance written notice to Supplier (or the Nominated Supplier), for Products Manufactured and supplied under the terms of this Agreement upon or following Delivery of such Products at the Supply Price in effect at the time the applicable Firm Order was placed.  Each invoice shall be in a form mutually agreed by the Parties, and shall include such information as is reasonably requested by the Purchaser, provided that each invoice issued pursuant to this clause 11.1 shall specify:

(A)                              the Purchaser’s (or its Affiliate’s) purchase order number;

(B)                              the Supply Price in respect of the Product Delivered denominated in the Invoice Currency;

(C)                              the quantity of the Product actually Delivered and SKU reference;

(D)                              the amount of Sales Tax due in respect of the Product Delivered; and

(E)                               any other amounts reimbursable to the Supplier or its Nominated Supplier pursuant to this Agreement.

11.2                       Any amounts reimbursable to the Supplier or its Nominated Supplier pursuant to this Agreement other than the Supply Price for Product Delivered and any associated Sales Tax may be invoiced and paid separately from any invoice relating to the Supply Price for Product Delivered and any associated Sales Tax.

11.3                       The Purchaser shall pay to the Supplier the Supply Price for the Products Delivered following the applicable Commencement Date pursuant to Firm Orders within sixty (60) days of receipt of invoice from the Supplier or its nominated Affiliate (the “Payment Terms”).

11.4                       The Purchaser shall pay or procure the payment of the invoices issued by the Supplier (or the Nominated Supplier) to the Supplier in the Invoice Currency for that Product within sixty (60) days of receipt of invoice from the Supplier or the Nominated Affiliate (as applicable) by electronic transfer to the account nominated by the Supplier or the Nominated Supplier in the invoice.

11.5                       If the Purchaser does not pay or procure the payment of any invoice when due, the Purchaser shall pay (or procure the payment of) to the Supplier (or the Nominated Supplier) interest on any outstanding undisputed amount at the rate set out in clause 53 (Interest).

11.6                       In the event that:

(A)                              either Party is required to pay any sum (other than the Supply Price) to reimburse the other Party for any costs or expenses incurred by that other Party; and

(B)                              those costs or expenses are incurred by that other Party in a currency other than the applicable Invoice Currency,

the amount to be paid by the first Party by way of reimbursement shall be calculated by the invoicing Party by calculating the United States Dollars (USD) or Invoice Currency (as applicable) equivalent using such invoicing Party’s then-current standard exchange rate methodology as applied in its external reporting.

12.                              ELECTRONIC SYSTEMS

12.1                       Subject to the Transitional Services Agreement and the Information Access Agreement, each Party shall take reasonable care to ensure that:

(A)                              nothing done by it or its Affiliates’ employees shall contaminate, corrupt, impair or adversely affect any of the other Group’s computers, computer software and computer data and, without prejudice to the generality of the foregoing, shall take due care to ensure that no invasive programs, “computer viruses” or “logic bombs” shall be introduced to any of the other Group’s computers, computer software or data; and

(B)                              it operates reasonably up to date commercially available anti-virus software, including regularly updating the virus signature files of such software, and an electronic firewall and such other technical safeguards as good IT practice requires in relation to network or IT infrastructure (in each case, to the extent that such network or infrastructure may connect to the other Group’s information technology) and in accordance with ISRM Security Standards.

13.                              QUALITY CONTROL

13.1                       The Supplier and the Purchaser shall enter into the Quality Agreement which shall govern matters relating to quality assurance, quality control and quality management systems with respect to the Manufacture of Products as more particularly set out therein.

13.2                       The Supplier or any Permitted Subcontractor will perform such quality assurance tests on Products as may be provided for in the Quality Agreement.

13.3                       The Supplier shall, or shall procure that any Permitted Subcontractor shall, maintain all records as necessary and appropriate to demonstrate compliance with cGMP and the Quality Standards.

13.4                       In the event of any conflict or inconsistency between the provisions of this Agreement and the provisions of the Quality Agreement in respect of quality assurance, quality management and compliance with cGMP, the provisions of the Quality Agreement shall, to the extent of such conflict or inconsistency, prevail.

14.                              KEY PERFORMANCE INDICATORS

14.1                       Subject to clause 14.2, the Parties have agreed for all Products a set of (i) operational Key Performance Indicators and (ii) quality Key Performance Indicators, as set out in Part A and Part B of Exhibit 4 (Key Performance Indicators) respectively.

14.2                       The Parties acknowledge that in respect of KPI 1 (SDP) and KPI 2 (ASP) set out in Part A of Exhibit 4 (Key Performance Indicators) specific KPI targets for the Supplier shall not be implemented prior to 01 January 2020 and thereafter shall only be implemented following the establishment, by mutual agreement of the Parties, of:

(A)                              a baseline for KPI performance for KPI 1 (SDP) and KPI 2 (ASP) in the 2019 Contract Year; and

(B)                              specific KPI targets for KPI 1 (SDP) and KPI 2 (ASP) for the 2020 and 2021 Contract Years.

Either Party may escalate a failure to agree such KPI targets prior to 01 December 2019 through the dispute escalation and resolution process set out in clause 16 (Dispute Escalation).

14.3                       The Supplier shall use Commercially Reasonable Efforts to achieve:

(A)                              the Key Performance Indicators set out in Exhibit 4 (Key Performance Indicators) Part A and B (except for KPI 1 (SDP) and KPI 2 (ASP)), with the specific targets therefor (including any variations for specific Products or Manufacturing Sites);

(B)                              subject to agreement of the specific targets for KPI 1 (SDP) and KPI 2 (ASP) in accordance with clause 14.2,  KPI 1 (SDP) and KPI 2 (ASP) from the date of agreement of the specific targets for those Key Performance Indicators; and

(C)                              thereafter during the Term, the Key Performance Indicators as mutually agreed between the Parties through the Manufacturing and Supply Team.

14.4                       Without prejudice to clause 14.1, the Parties shall monitor the Supplier’s performance against the Key Performance Indicators at the S&OP Meetings in good faith with a view to improving such performance.

14.5                       Without limiting the Supplier’s obligation under clause 14.3 to use Commercially Reasonable Efforts, the Parties agree and acknowledge that any failure of the Supplier to meet the Key Performance Indicators shall not in and of itself amount to a breach of this Agreement, save that in respect of  KPI 1 (SDP) and KPI 2 (ASP) the bonus/malus incentive system set out in clause 14.6 and  Exhibit 4, Part C (Key Performance Indictors) shall be implemented during the annual budgeting process, once each Calendar Year.

14.6                       Subject to agreement of the specific targets for KPI 1 (SDP) and KPI 2 (ASP) in accordance with clause 14.2, the Parties shall calculate the percentage point variance against the agreed specific KPI targets allocated to each of KPI 1 (SDP) and KPI 2 in accordance with Exhibit 4, Part C (Key Performance Indictors) and the following adjustment mechanism shall be applied in relation to the aggregate Supply Price for the relevant Calendar Year as part of the annual budgeting process:

(A)                              underachievement of the specific annual KPI targets for KPI 1 (SDP) and KPI 2 (ASP) shall lead to a Supply Price reduction by way of a credit note being issued to the Purchaser by the Supplier for an amount calculated in accordance with Exhibit 4, Part C (Key Performance Indictors) and the Supplier shall, at the Purchaser’s option, either:

(i)                                    apply that credit note to offset the Supply Price in respect of subsequent purchases of Product by the Purchaser or its Affiliates; or

(ii)                                 pay to the Purchaser or its nominated Affiliate a sum equal to the value of that credit note within sixty (60) days of the date of that credit note by electronic transfer to the account nominated by the Purchaser (or its Affiliate) in writing; or

(B)                              overachievement of the specific annual KPI targets for KPI 1 (SDP) and KPI 2 (ASP) shall lead to a Supply Price increase by way of a bonus payment payable by the Purchaser to the Supplier for an amount calculated in accordance with Exhibit 4, Part C (Key Performance Indictors) in addition to the total annual of

Supply Price paid for that Calendar Year and the Supplier shall issue a debit note to the Purchaser in respect of such sum and the Purchaser shall pay that debit note within sixty (60) days of receipt by electronic transfer to the account nominated by the Supplier (or the Nominated Supplier) in writing, provided that (i) the debit/credit offset set out in this clause 14.6(B) may only be applied in the Invoice Currency and (ii) prior to the issuance of any credit note or debit note pursuant to this clause 14.6(B) the Manufacturing and Supply Team shall convene a meeting to review and discuss the adjustments contemplated in this clause 14.6.

(C)                              Any amounts payable or reimbursed pursuant to this clause 14.6 shall be exclusive of any Sales Tax or amounts in respect thereof that may be applicable to any payment, transaction or activity contemplated under this Agreement, which the Purchaser shall pay in addition to the Supply Price under presentation by the Supplier or its Nominated Supplier of a valid Sales Tax invoice (where applicable).

14.7                       Consequences of underachievement of KPIs.  If the Supplier fails to meet its KPI commitments under clause 14.3, then the Purchaser may request that the Supplier prepare a remediation plan. Upon request from the Purchaser, the Supplier shall, no later than forty (40) Business Days following the request, present a draft remediation plan to the Purchaser to discuss at the S&OP review meetings held in accordance with clause 15 (Relationship Management). Following the Purchaser’s approval of that plan, the Supplier shall implement that approved remediation plan, including any specific corrective actions that the Purchaser has requested as part of its approval. If the Supplier does not (i) prepare a remediation plan within forty (40) Business Days following request; or (ii) diligently perform the actions required in the agreed remediation plan in all material respects, then the Purchaser may escalate the non-delivery or non-performance of the remediation plan (as applicable) to the Manufacturing and Supply Team.

15.                              RELATIONSHIP MANAGEMENT

15.1                       In relation to the Manufacturing Sites, the Parties shall each appoint a Customer Relationship Manager (each a “Customer Relationship Manager”). The Customer Relationship Managers shall meet once a month for the purposes of sales and operations planning, including but not limited to reviewing and coordinating the forecasting and ordering and supply related activities of each of the Parties, review and discussion of available capacity at the relevant Manufacturing Site, any ongoing technical transfer activities, any ongoing issues (if any) with respect to the performance of this Agreement at that Manufacturing Site, forthcoming proposals for New Product SKUs affecting that Manufacturing Site and performance by the Supplier against Key Performance Indicators in relation to that Manufacturing Site (the “S&OP Meetings”).  Other representatives of the Parties (such as technical or quality personnel) shall attend S&OP Meetings at the invitation of either Customer Relationship Manager.

15.2                       The Parties shall, as soon as reasonably practical after the Effective Date, establish a manufacturing and supply team (the “Manufacturing and Supply Team”), led by a Contract Execution Manager nominated by each of the Parties (each a “Contract Execution Manager”), which shall remain in place from the Effective Date for the duration of this Agreement, for the purposes set out in clause 15.3. The Contract Execution Managers shall have overall oversight of and responsibility for implementation of this Agreement.

15.3                       The Manufacturing and Supply Team shall meet from time to time as frequently as is necessary, including as reasonably requested by either Party and shall meet in respect of Manufacture and supply of Products, and all other issues relating to the implementation of this Agreement, at least three (3) times in the first Contract Year and thereafter at least once in each subsequent Contract Year to review and discuss business relationship matters and other matters relating to the implementation of this Agreement (the “Business Review Meetings”).

15.4                       At the first Business Review Meeting, the Manufacturing and Supply Team shall establish its own terms of reference and those of its sub-teams (if any), including any thresholds for decision-making escalation, and each Party shall appoint regular representatives to attend meetings of the Manufacturing and Supply Team, including the Business Review Meetings.

15.5                       Neither the Manufacturing and Supply Team nor any sub-team or committee thereof shall have the authority to:

(A)                              amend or modify the terms of this Agreement or any other Transaction Document;

(B)                              expand the scope of its or their authority;

(C)                              waive any right that either Party may have pursuant to this Agreement or any other Transaction Document; or

(D)                              determine any issue in a manner that would conflict with the express terms and conditions of this Agreement or any other Transaction Document.

15.6                       The teams and committees established under this clause 15 (Relationship Management) shall escalate any matters they are not able to resolve in accordance with the provisions of clause 16 (Dispute Escalation).

16.                              DISPUTE ESCALATION

16.1                       Any dispute or difference that is not the subject of resolution by reference to an Independent Expert under the terms of this Agreement, but which arises between the Parties under this Agreement and cannot be resolved by discussion shall be referred to the Customer Relationship Managers for determination (including upon receipt of a Dispute Notice pursuant to clauses 50.3 to 50.8). If the Customer Relationship Managers are unable to resolve the matter within ten (10) Business Days of its referral thereto, the matter shall be referred to the Contract Execution Managers for resolution.  If the Contract Execution Managers are unable to resolve the matter within twenty (20) Business Days of its referral thereto, the matter shall be referred to the Manufacturing and Supply Team for resolution. If the matter is not resolved by the Manufacturing and Supply Team within twenty (20) Business Days of its referral thereto, the matter shall be referred to the Executive Officers. If the matter is not resolved by the Executive Officers within twenty (20) Business Days of its referral thereto, the dispute escalation and resolution process under this clause 16 (Dispute Escalation) will be deemed to have been exhausted in respect of such matter and, notwithstanding that the time limits for resolution of disputes specified in this clause 16 may be extended by the written agreement of the Parties, each Party shall be free to pursue its rights under clauses 50.3 to 50.8 of this Agreement or Applicable Law in respect of such dispute without further reference to this dispute escalation and resolution process.

16.2                       Notwithstanding anything to the contrary herein, any matter referred to the Customer Relationship Managers, Contract Execution Managers, or the Manufacturing and Supply Team (as applicable, the “Reviewing Body”) for resolution pursuant to this clause 16 (Dispute Escalation) may, upon the determination of the Reviewing Body, be escalated to the next Reviewing Body prior to the expiration of the applicable review period if the Reviewing Body determines that it would be in the best interest of either Party to do so based on the significance of the matter and/or the potential harm caused by delaying such an escalation. The length of any reduced review period for such escalations shall be jointly agreed between the Parties (and ad hoc meetings to discuss such escalation shall be arranged by the relevant Reviewing Body) and conducted in accordance with such pre-defined terms of reference as agreed at the initial Business Review Meeting.

17.                              ACCEPTANCE OF PRODUCT

17.1                       The Purchaser or its relevant Affiliate shall not be entitled to reject any Delivery of Product except in accordance with this clause 17 (Acceptance of Product) or as set out in the Quality Agreement.  For the avoidance of doubt, if the Purchaser or its relevant Affiliate fails to check the Product or notify the Supplier (or the Nominated Supplier) within the agreed timeframes set out in clause 17.3 and the Quality Agreement, the Purchaser shall be deemed to have accepted the relevant Delivery of Product.  Without limiting the foregoing, the Supplier shall inform the Purchaser as soon as reasonably practicable and in any event within forty-eight (48) hours if a Delivery is delayed or stopped for any reason.  In such event, the Parties shall work together to agree on a plan (each acting reasonably and in good faith) to ensure the Delivery takes place as soon as possible thereafter and the Supplier shall implement such plan.

17.2                       Subject only to clauses 36 (Warranties) and 37 (Indemnity and Liability) and any termination rights under clause 40 (Duration and Termination), the remedies prescribed under this clause 17 (Acceptance of Product) shall be the sole and exclusive remedies of the Purchaser or its relevant Affiliate in relation to the quantity of Product Delivered under this Agreement and/or non-compliant, damaged or Defective Product Delivered.

17.3                       The Purchaser or its Affiliate shall visually inspect (but not be required to open the packaging of) the Product Delivered for variances and Defects and shall notify the Supplier (or, if directed by the Supplier, the Nominated Supplier and/or Permitted Subcontractor) in writing:

(A)                              within thirty (30) days of Delivery if there is an apparent Defect in the Product (in which case the Purchaser or its relevant Affiliate shall submit a sample of the allegedly Defective Product with such notice);

(B)                              within thirty (30) days of Delivery if there is any shortfall below or excess above the Delivery tolerance agreed in clause 9.1;

(C)                              within thirty (30) days of Delivery if there are any other Defects or non-compliance, whether or not this includes any quality or actual Defect; or

(D)                              during the relevant Product’s Minimum Remaining Shelf Life within thirty (30) days of discovery of a Defect if there is a Latent Defect.

17.4                       Complaints in connection with the Product will be handled in accordance with this Agreement and the Quality Agreement.

17.5                       If the Purchaser or its Affiliate notifies the Supplier, the Nominated Supplier and/or the Permitted Subcontractor of a Product which is (or is alleged to be) damaged or Defective (including any Latent Defects) under clause 17.3 or under the Quality Agreement, the Purchaser or its Affiliate shall store, at Supplier’s expense, the Product concerned in quarantine in accordance with the Supplier’s, the Nominated Supplier’s or the Permitted Subcontractor’s reasonable instructions and give the Supplier, the Nominated Supplier and/or the Permitted Subcontractor reasonable opportunity to inspect and analyse the Product concerned.  On the Supplier’s request, the Purchaser shall return the Product concerned to the Supplier (or, if so directed by the Supplier, the Nominated Supplier or Permitted Subcontractor), at Supplier’s expense, but the Purchaser and/or its Affiliate shall be entitled to retain a sample for testing.  For the avoidance of doubt, any Product Actions resulting from any notifications made by the Purchaser or its Affiliate to the Supplier, the Nominated Supplier and/or the Permitted Subcontractor pursuant to this clause 17 (Acceptance of Product) shall be dealt with in accordance with clause 29 (Product Action).

17.6                       If the Purchaser or its Affiliate notifies the Supplier, the Nominated Supplier and/or the Permitted Subcontractor under clause 17.3 or under the Quality Agreement, the Parties shall promptly endeavour to agree whether or not the Product in question is damaged or Defective, or if there was a shortfall or excess of Product on Delivery or a delay in Delivery of Product.  If no agreement is reached within twenty (20) days of the Purchaser’s (or its Affiliate’s) notice under clause 17.3 or under the Quality Agreement the matter shall be determined by an Independent Expert and the decision of the Independent Expert shall be final and binding on the Parties.  The Independent Expert’s fees shall be borne by the Party against whom the Independent Expert’s decision is given.

17.7                       To the extent that the Supplier agrees or the Independent Expert finds in favour of the Purchaser, then the Supplier shall either:

(A)                              use its Commercially Reasonable Efforts to replace or procure the replacement of the Product(s) referable to the Delivery in question on a timeframe to be agreed between the Parties on a Product-by-Product basis, each acting reasonably and in good faith; or

(B)                              at the Purchaser’s election (acting reasonably), or where it is not reasonably practicable for the Supplier to replace or procure the replacement of the Product(s) referable to the Delivery in question within a timeframe acceptable to the Purchaser (and meet any reasonable associated transportation costs), refund the Purchaser for the Supply Price of such Delivery (if already paid); and

(C)                              in either case, the Purchaser shall be entitled to recover costs in accordance with clause 9.3(C)

and the Supplier shall, at its option, either promptly collect at its own expense any damaged or Defective Product from the Purchaser or its Affiliate or reimburse the Purchaser’s Group for any reasonable costs incurred in its disposal of such Product or in shipping such Product to the Supplier.  For the avoidance of doubt, the Purchaser shall have no obligation to pay the Supplier for any Product agreed or found to be damaged or Defective in accordance with this clause 17 (Acceptance of Product) unless such damaged or Defective Product is replaced free of charge pursuant to clause 17.7(A) and the Supplier shall reimburse the Purchaser for any amounts already paid for such Product where such Product is to be refunded and not replaced.

17.8                       If the Parties agree, or the Independent Expert finds, that a Delivery of Product complied with the Specification at the time of Delivery and was Manufactured in accordance with cGMP and the Quality Standards, or that there was no shortfall in the volumes Delivered, the Purchaser shall pay for such Delivery in accordance with this Agreement.

17.9                       The Parties agree that this clause 17 shall not place a requirement on the Supplier to rework or reprocess rejected Defective Products unless such activity has been expressly approved and authorised in writing by the Purchaser in accordance with the Quality Agreement.

18.                              REGULATORY MATTERS

18.1                       Each Party shall ensure that it, or shall procure that where relevant, its Affiliate, at its or their own cost, obtains and maintains throughout the Term all Governmental Entity certificates, permits, licences or approvals that it (or the relevant Affiliate) respectively requires for the purposes of this Agreement and for the performance of its obligations (or the obligations of its Affiliates) under this Agreement.

18.2                       Without prejudice to clause 18.1, the Supplier shall, or shall procure that the Nominated Supplier or Permitted Subcontractor shall, at its own cost, (A) obtain and maintain throughout the Term any Manufacturing Licences required in connection with the Manufacture of the Products, and (B) subject to Applicable Laws, provide to the Purchaser promptly upon reasonable request thereof copies of any documentation relating to such Manufacturing Licenses that are required for the Purchaser (or its Affiliate) to obtain or maintain its Governmental Entity certificates, permits, wholesale distribution licences, licences and approvals, including all Marketing Authorisations, referred to in clause 18.3, or to respond to any official requests or CMC-related questions from any Governmental Entity.

18.3                       Without prejudice to clause 18.1, the Purchaser shall (or shall procure that its Affiliates shall), at its own cost, obtain and maintain all Governmental Entity certificates, permits, wholesale distribution licences, licences and approvals, including all Marketing Authorisations, necessary for the Purchaser’s Group to export from the Delivery site, import to the destination Territory, distribute, sell and otherwise commercialise each Product (or, as applicable, Finished Products manufactured using Products) in the relevant Territory and is responsible for any interaction with the relevant Governmental Entity regarding such certificates, permits, licences and approvals.

18.4                       The Supplier shall notify the Purchaser as soon as reasonably practicable of any Governmental Entity inspection of Manufacturing Sites in respect of a matter relating to the Manufacture of the Products or of any other regulatory action taken or intended to be taken by a Governmental Entity in relation to the Manufacture of the Products in accordance with the Quality Agreement.

19.                              DOCUMENTATION AND REPORTS

19.1                       The Parties shall comply with the terms of the Information Access Agreement.

19.2                       The Supplier shall, or shall procure that any Nominated Supplier or Permitted Subcontractor (as applicable) shall:

(A)                              maintain complete and maintain the documentation relating to the Manufacture of each batch of the Products in accordance with cGMP (including, without limitation, Batch Records, analysis and data supporting each Certificate of Analysis and Certificate of Compliance) and in accordance with the Quality Agreement and shall retain such documentation for the periods set out in the Quality Agreement;

(B)                              supply to the Purchaser upon reasonable request copies of the documentation referred to in clause 19.2(A);

(C)                              keep complete and systematic records of any other documentation generated pursuant to this Agreement; such records to include any operational documentation relating to Manufacture of the Product, any financial records and procedures (including records for compliance with Applicable Laws), distribution and disposition records and all such other documentation relating to the Products and Manufacturing activities under this Agreement;

(D)                              preserve all records referred to in clause 19.2(C) in accordance with the relevant retention periods specified in the Quality Agreement (where applicable)

and shall preserve any records not identified in such Quality Agreement for the greater of: (i) five years and (ii) such other period agreed in writing by the Parties; provided that, in the event a legal matter arises requiring preservation of certain records, the Supplier shall suspend destruction of such records as requested by the Purchaser or any Governmental Entity; and

(E)                               permit the Purchaser, its Affiliates and their respective representatives access upon reasonable request during Working Hours to all records retained pursuant to this clause 19 (Documentation and Reports).

19.3                       For the avoidance of doubt, nothing in clause 19.2(E) shall entitle the Purchaser, its Affiliates or their respective representatives to access financial records, which may be accessed only in accordance with clause 33 (Audit and Inspection Rights).

19.4                       In the event of any conflict or inconsistency between the provisions of this clause 19 (Documentation and Reports) and the provisions of the Quality Agreement, the provisions of the Quality Agreement shall, to the extent of such conflict or inconsistency, prevail.

20.                              PRODUCT SPECIFICATIONS

20.1                       None of the Supplier, a Nominated Supplier or any Permitted Subcontractor may undertake any change with respect to the Manufacture of the Products and/or the Specifications unless the change is first agreed between the Parties or is required by a Governmental Entity in accordance with the change control procedure set out in clause 16 of the Quality Agreement.

20.2                       Any change with respect to the Manufacture of the Product and/or the Specifications pursuant to clause 20.1 shall be implemented in accordance with the Quality Agreement.

20.3                       If a Governmental Entity requires any change to be made with respect to the Manufacture of the Product and/or the Specifications, the Parties shall, each acting reasonably and in good faith, use all reasonable endeavours to agree an action plan in relation to the implementation of such change within fifteen (15) Business Days of receipt of notice from the Governmental Entity of the required change.

20.4                       In the event of any conflict or inconsistency between the provisions of this clause 20 (Product Specifications) and the provisions of the Quality Agreement, the provisions of the Quality Agreement shall, to the extent of such conflict or inconsistency, prevail.

21.                              NEW PRODUCT SKUS

21.1                       The Purchaser may, from time to time and in accordance with this clause 21 (New Product SKUs), request that the Supplier Manufacture (or have Manufactured) and supply (or have supplied) New Product SKUs under this Agreement.  Any such request shall be accompanied by reasonable details of:

(A)                              the characteristics of the New Product SKU (including whether it would, if Manufactured and supplied pursuant to this Agreement, be a Product or a Shared Chemical/API Product and, if applicable, dose form, strength and number of doses);

(B)                              the anticipated market(s) to supply; and

(C)                              a non-binding volume plan for a period equal to the required duration of a Forecast Schedule for a Product or a Shared Chemical/API Product (as applicable) or, if shorter, until the scheduled expiration of the Term.

21.2                       The Purchaser must notify any request for a New Product SKU to the Supplier reasonably in advance of the first intended Delivery of such New Product SKU.

21.3                       Subject to clauses 21.3(A) and 21.3(B), upon receipt of a request pursuant to clause 21.1, the Supplier will consider such request in good faith and will conduct an impact assessment as soon as reasonably practicable, but in no event more than one (1) month other than in exceptional circumstances following Purchaser’s notice delivered under clause 21.1. Following such impact assessment, the Supplier and the Purchaser, acting through the S&OP Meetings, shall review and, if appropriate depending on the outcome of the impact assessment and subject to any amendments that may be agreed between the Parties, agree upon the proposal for the New Product SKU, on a basis consistent with the terms of this Agreement (including the applicable MOQ, Lead Time, Specifications, Firm Zone, Total Product Cost, Supply Price, Manufacturing Site and, if applicable, Permitted Subcontractor(s) in respect of the Manufacture of such New Product SKU and a budget for the estimated costs to be incurred in connection with such New Product SKU), provided that:

(A)                              no member of the Supplier’s Group shall be obliged to incur any Capital Expenditure in connection with the introduction of a New Product SKU (and any Capital Expenditure so incurred shall be at the cost and expense of the Purchaser);

(B)                              without prejudice to clause 23 (Development Work), any incremental costs incurred by any member of the Supplier’s Group associated with such New Product SKU shall be paid by the Purchaser, provided that (i) such costs are approved in advance in writing by the Purchaser; (ii) all such costs are reasonable and, insofar as they consist of amounts payable to any Third Party, are supported by invoices and (iii) no such costs shall be factored into the calculation of Total Product Cost of the New Product SKU.

21.4                       The Purchaser will provide a first non-binding forecast schedule in respect of each New Product SKU introduced in accordance with this clause 21 (New Product SKUs) not less than six (6) months prior to the first intended Delivery of such New Product SKU (or, if longer, a period equal to the Firm Zone for the New Product SKU).  Such forecast schedule shall be included in the rolling Forecast Schedule provided under clause 3 (Forecasts and Orders).

21.5                       Any New Product SKU that is introduced in accordance with this clause 21 (New Product SKUs) shall be subject to the terms of this Agreement and shall, with effect from the date on which the Parties record in writing their agreement to add such New Product SKU to this Agreement, be deemed to be a Product.

21.6                       Following the introduction of a New Product SKU in accordance with this clause 21 (New Product SKUs), the Supply Price of that New Product SKU shall be adjusted in accordance with clause 10 (Price and Price Adjustment); provided, that the initial Supply Price for such New Product SKU shall be reviewed and mutually agreed by the Parties.

21.7                       In addition to clause 21.1, the parties have pre-agreed that certain in-flight projects as listed in Exhibit 5 (New Product SKU — In-Flight Products) (the “New Product Launches”) shall, subject to proposals for the in-flight projects being agreed by the Parties on a basis consistent with the terms of this Agreement (including the applicable MOQ, Lead Time, Specifications, Firm Zone, Total Product Cost, Supply Price, Manufacturing Site and, if applicable, Permitted Subcontractor(s) in respect of the Manufacture of such New Product SKU and a budget for the estimated costs to be incurred in connection with such New Product SKU) and the terms of this clause 21, be Manufactured under the terms of this Agreement.  Where the context permits, references in this Agreement to New Product SKUs shall be deemed to include the New Product Launches.

22.                              CAPITAL EXPENDITURE AND COSTS OF DEVELOPMENT WORK

22.1                       In the course of the S&OP Meetings and/or Business Review Meetings, the Parties shall discuss in good faith and seek to reasonably determine whether, over the course of the Forecast Schedule and the remaining Term, Capital Expenditure or cost for Development Work at any Manufacturing Site is or is likely to be required to meet anticipated demand and/or to mitigate any capacity constraints that have been identified under clause 3 (Forecasts and Orders), clause 4 (Capacity Baseline and Gating Plan), and/or clause 15 (Relationship Management) over the following twenty-four (24) months or for any other reason. Provided that it is understood by the Parties that standard recapitalisation activity in respect of any Manufacturing line is already captured as part of Total Product Costs of the relevant Products on that Manufacturing line and no further adjustment is required for the Total Product Costs.

22.2                       Exhibit 13 (Agreed Capital Expenditure) sets out the agreed Capital Expenditure as at the Commencement Date and allocates responsibilities between the Parties for these known costs that are exceptions to the Total Product Cost.

22.3                       Where the Parties agree following good faith discussions that Capital Expenditure or cost for Development Work at Manufacturing Sites (in addition to the Agreed Capital Expenditure) is required in respect of the Manufacture of the Products  such Capital Expenditure and cost for Development Work shall to the extent that it relates to requirements arising or related to the period after the Commencement Date be at the Purchaser’s cost and expense, unless any such Capital Expenditure or cost for Development Work:

(A)                              is requested by an applicable Governmental Entity relating to an applicable Manufacturing process in respect of regulatory compliance, in which case the Purchaser shall bear no cost of such Capital Expenditures or cost for Development Work;

(B)                              is related to investments for the establishment, maintenance or improvement of cGMP compliance relating to an applicable Manufacturing process, in which case the Purchaser shall bear no cost of such Capital Expenditures or cost for Development Work;

(C)                              is triggered by a change in Materials or Manufacturing process requested by Supplier, in which case the Purchaser shall bear no Capital Expenditures or cost for Development Work; or

(D)                              does not relate exclusively to the Products and does not fall within clause  22.3(A) or clause 22.3(C) above, in which case the Supplier and the Purchaser shall each bear a proportionate part of the cost of such Capital Expenditures  and costs for Development Work, taking into account the benefit through the Capital Expenditures and Development Work to the Product(s) compared to other products Manufactured or anticipated for Manufacture at that Manufacturing Site, provided that the costs and responsibility for such Capital Expenditures or costs shall be agreed in advance by the Parties.

For the avoidance of doubt, the costs and expenses to be borne by the Purchaser for Development Work shall, to the extent incurred by a member of the Supplier’s Group, be invoiced to the Purchaser by the Supplier apart from Total Product Costs.

22.4                       Notwithstanding anything else contained herein to the contrary, Purchaser shall not be responsible for costs incurred in connection with any remediation plan(s) required by a Governmental Entity or otherwise relating to legal compliance matters occurring prior to the Commencement Date.

22.5                       In the event that the Purchaser does not agree to meet the cost of any Development Work that is to be met by the Purchaser, then the Supplier shall not be under any obligation to undertake Development Work and shall have no obligation to Manufacture Product for the Purchaser where the failure to undertake Development Work would result in the Supplier being in breach of Applicable Law.

23.                              DEVELOPMENT WORK

23.1                       The Purchaser acknowledges that, with effect from the Effective Date, the Supplier will not be required to perform or procure the performance of any Development Work in respect of the Manufacture of any Product (including variations to Marketing Authorisations required as a result of such work), with the exception that the Supplier shall be obliged to perform any Development Work that is:

(A)                              requested by an applicable Governmental Entity relating to an applicable Manufacturing process in respect of regulatory compliance;

(B)                              required by Applicable Law;

(C)                              necessary in order to transfer a Marketing Authorisation or as contemplated by the Separation Agreement or the Transitional Distribution Services Agreement;

(D)                              agreed between the Parties pursuant to clause 23.2;

(E)                               necessary in connection with a technical transfer of the Manufacture of a Product or contemplated in the Long Term Transfer Plan.

23.2                       The Parties shall identify and agree on any Development Work that is required by Applicable Law in order to complete a Marketing Authorisation transfer or a Marketing Authorisation re-registration or a technical transfer of the Manufacture of a Product, including in accordance with the Long Term Transfer Plan or pursuant to the Separation Agreement, including with respect to the costs to be borne by each Party, and shall agree on timing for the performance of such Development Work.

23.3                       Save as provided in clause 22, any Development Work pursuant to this clause 23 (Development Work), and any associated Sales Tax, shall be at the Purchaser’s cost and expense, provided that (i) all such costs are reasonable and, insofar as they consist of amounts payable to any Third Party, are supported by invoices.

23.4                       Without prejudice to the generality of clause 23.3 but subject to the provisions of the Separation Agreement, in the event that any variation is required to be made to a Marketing Authorisation as a result of or in connection with any Development Work undertaken pursuant to this clause 23 (Development Work), the Purchaser shall bear the costs of such variation.

24.                              CONTINUOUS IMPROVEMENT PROGRAMME

24.1                       The Parties shall meet regularly, but no less than annually, to discuss potential areas of cost reduction applicable to the Manufacture of Products under this Agreement, including any reduction in Material Costs and any potential Improvements.  The Parties shall agree on potential areas of cost reduction in writing and each Party may from time to time suggest Improvements to the other.  All cost reductions achieved by an Improvement agreed by the Parties shall be shared equally between the Supplier and the Purchaser.  The Parties shall determine (acting reasonably) whether a portion of the benefit of any Improvement accruing to the Purchaser shall be applied by way of a reduction in the Supply Price.

25.                              WRITE OFF COSTS

25.1                       The Purchaser shall reimburse the Supplier’s Group for any write-off costs (calculated in accordance with IFRS and the Novartis Control Manual) that the

Supplier’s Group incurs for applicable Materials, API, work-in-progress, or Products to the extent caused by:

(A)                              any material failure on the part of the Purchaser to purchase the volumes of a Product shown in the Firm Zone  of any Forecast Schedule; or

(B)                              any changes to the Manufacture of a Product requested by the Purchaser (including any changes to the Specifications or Artwork in respect of a Product),

in each case, such reimbursement to be made only to the extent that:

(i)            Materials have been reasonably purchased or ordered (a) in light of the volumes indicated in the Firm Zone of any Forecast Schedule or (b) as safety stock pursuant to clause 3.4(C); and/or

(ii)           work-in-progress or Products have been undertaken or Manufactured by or for the Supplier’s Group in light of the volumes indicated in the Firm Zone of any Forecast Schedule.

25.2                       Any write-off costs (calculated in accordance with IFRS) that the Supplier’s Group incurs for applicable Materials, API, work-in-progress, or Products held beyond reasonable levels in the context of binding Purchase Orders placed by the Purchaser (and not varied) should be for the account of the Supplier and not the Purchaser.

26.                              ARTWORK AND SHARED MOULDS

26.1                       The Supplier shall (or shall procure that the Nominated Supplier or Permitted Subcontractor shall) Manufacture the Products incorporating the Artwork used by the Supplier’s Group as at the Effective Date, subject to any subsequent changes made in accordance with Applicable Laws, the Separation Agreement and this clause 26 (Artwork and Shared Moulds).

26.2                       The Purchaser shall bear the costs of changing the Artwork as required by a Governmental Entity or Applicable Law, or which is otherwise requested by the Purchaser or any of its Affiliates.  If a change in Artwork leads to write off costs for stocks of old Artwork which can no longer be used for the purposes of Manufacturing the Products, such write off costs shall be dealt with under clause 25 (Write Off Costs).

26.3                       Save as provided in clauses 26.2 and 26.4, the Parties shall mutually agree on provisions regarding responsibility for undertaking any work related to any Artwork changes, including through the addition of any New Product SKU.

26.4                       The arrangements made by the Parties for the sharing of certain key moulds and tools by the relevant Manufacturing Sites are as further described in Exhibit 9 (Shared Moulds).

27.                              SERIALISATION, AGGREGATION AND OTHER ANTI-FALSIFICATION REGULATIONS

27.1                       The Parties will agree responsibility for the application of Anti Falsification Regulations to the Products on a market-by-market basis, provided that serialisation of the Products or other measures implemented pursuant to Anti Falsification Regulations shall be subject to and in accordance with any applicable provisions of the Quality Agreement.

27.2                       Any changes to serialisation or other measures implemented pursuant to Anti Falsification Regulations will be carried out in accordance with applicable change control procedures set out in the Quality Agreement.

27.3                       Each Party shall bear their own costs in respect of any changes to serialisation or other measures implemented pursuant to Anti Falsification Regulations required, in accordance with Applicable Law, by either Party or any of their respective Affiliates, subject to any Capital Expenditure costs which shall be allocated in accordance with clause 22 (Capital Expenditure and Costs of Development Work) save that it is agreed that:

(A)                              equipment costs, IT infrastructure costs and connectivity costs at the Supplier Manufacturing Site (in particular when the Supplier is using a Third Party interface provider) arising in connection with the serialisation of Products or compliance with Anti Falsification Regulations, should be borne by the Supplier;

(B)                              connectivity cost at the Purchaser (in particular when the Purchaser is using a Third Party interface provider) arising in connection with the serialisation of Products or compliance with Anti Falsification Regulations should be borne by the Purchaser;

(C)                              costs of the Market Authorisation Holder arising in connection with the Anti Falsification Regulations (assuming the Purchaser is the Market Authorisation Holder) should be borne by the Purchaser.

27.4                       Serialisation of the Products or other measures implemented pursuant to Anti Falsification Regulations will be carried out in a manner consistent with the Purchaser’s Group’s systems and in accordance with such other technical requirements as may be agreed between the Parties.

28.                              PHARMACOVIGILANCE

On or prior to the Effective Date, the Parties shall enter (or shall procure that one of their respective duly authorised Affiliates enters) into the PV Agreement.  The PV Agreement will govern all pharmacovigilance obligations arising as a result of entry into and implementation of this Agreement as more particularly set out therein.  Each Party separately and independently undertakes that, if one of its Affiliates enters into the PV Agreement, that Party shall comply with its Affiliate’s obligations under the PV Agreement as if it were a party thereto.

29.                              PRODUCT ACTION

29.1                       If a Governmental Entity requires a Product Action, or the Marketing Authorisation Holder deems it necessary under Applicable Law or customary industry practice to initiate a Product Action (whether as a result of a Party’s request or otherwise), each Party shall provide such assistance as the Marketing Authorisation Holder reasonably requests to facilitate such Product Action and, where applicable, in accordance with the PV Agreement.  The Marketing Authorisation Holder shall have final decision making authority with respect to Product Actions and related matters, including communications with Governmental Entities and the public.

29.2                       Where a Product Action is necessitated by a failure by the Supplier or its Affiliate to comply with its responsibilities under this Agreement, the Supplier shall at the sole discretion of the Purchaser, either:

(A)                              replace the Product recalled; or

(B)                              refund the Purchaser for the recalled Product; and

within sixty (60) days of receipt of an invoice for the same, reimburse the Purchaser for all documented and reasonable costs incurred by the Purchaser or its Affiliates in carrying out the Product Action.

29.3                       Each Party shall promptly provide to the other Party any information obtained by it suggesting that a Product Action is or may be necessary.  Further, the Parties shall cooperate in obtaining any additional information that may bear upon whether to initiate a Product Action and in carrying out the Product Action, including by providing or procuring the provision of any information reasonably requested by the other Party.

30.                              SUPPLIERS OF MATERIALS AND SHARED PACKAGING MATERIALS

30.1                       The Supplier shall, or shall procure that the Nominated Supplier or Permitted Subcontractor shall, be responsible for obtaining and maintaining all Materials necessary for the Manufacture of Products in accordance with this Agreement and Applicable Law, and shall be responsible for ensuring the quality of Materials provided by its suppliers, in each case, in compliance with cGMP and the Quality Standards.

30.2                       The Supplier agrees to use its Commercially Reasonable Efforts to source the Materials at a price and on terms and conditions (if any) that are at least as favourable, when taken as a whole, as the terms and conditions of agreements which the Supplier has entered in respect of the supply of materials for its own products or for another customer of the Supplier’s products in the past 12 months.  The assessment of terms will only apply in relation to the supply of materials for products that are the same in all material respects to the Materials including, but not limited to:

(A)                              the same or broadly equivalent specification;

(B)                              of equal or better quality;

(C)                              for substantially the same volume;

(D)                              to be supplied over the same or broadly equivalent term; and

(E)                               delivery of the products to the same geographical area.

Without limiting the foregoing, the Supplier will use Commercially Reasonable Efforts to source the Materials at reasonably competitive pricing, terms, and conditions.

30.3                       The arrangements for contracts and arrangements relating to the supply of Materials which, as at the Commencement Date, are sourced for both Parties from a single Shared Chemical/API Product Supplier or Shared Packaging Materials Supplier are as further described in clauses 7 to 8 (inclusive) and Exhibit 8 (Purchaser Materials).

31.                              CONFIDENTIALITY

31.1                       No announcement, communication or circular concerning the existence or the subject matter of this Agreement shall be made or issued by or on behalf of any member of the Supplier’s Group or the Purchaser’s Group without the prior written approval of the Supplier and the Purchaser (such consent not to be unreasonably withheld, conditioned or delayed) that contains any information, statement, fact or opinion that is not either (i) in the public domain prior to the date of this Agreement through no fault of any member of the Novartis Group or the Alcon Group, as applicable, or any of its respective directors, officers, employees, agents, accountants, counsel and other advisors and representatives; or (ii) disclosed in the Listing Prospectus, the Registration Statement or any document publicly filed in connection therewith.

31.2                       Subject to clause 31.4, each of the Parties shall treat as confidential and not disclose or use any Confidential Information received or obtained as a result of entering into this Agreement which relates to:

(A)                              the existence and provisions of this Agreement or the other Transaction Documents; or

(B)                              the negotiations relating to this Agreement or the other Transaction Documents.

31.3                       Subject to clause 31.4, each of the Parties shall treat as confidential and not disclose any Confidential Information of the other Party, and neither Party will use the other Party’s Confidential Information for any purpose other than to perform its obligations arising out of or in connection with this Agreement.  Each Party will ensure that its Affiliates and their respective officers, employees and Permitted Subcontractors comply with the obligations of confidentiality set out in this clause 31 (Confidentiality).

31.4                       This clause 31 (Confidentiality) shall not prohibit disclosure or use of any information by a Party if and to the extent:

(A)                              the disclosure or use is required by Applicable Law, any Governmental Entity or any stock exchange on which the shares of such Party (or its holding company) are listed;

(B)                              the disclosure or use is required to vest the full benefit of this Agreement in such Party;

(C)                              the disclosure or use is required for the purpose of any arbitral or judicial proceedings arising out of this Agreement;

(D)                              the disclosure is made to a Tax authority in connection with the Tax affairs of such Party;

(E)                               the disclosure is made to a ratings agency on a confidential basis in connection with the affairs of such Party;

(F)                                the disclosure is made to professional advisers of such Party on a need to know basis and on terms that are no less restrictive than the provisions of this clause 31 (Confidentiality);

(G)                              the information was lawfully in the possession of such Party or its Affiliates without any obligation of confidentiality prior to such information being received from the other Party hereunder, as evidenced by written records and taking due account of the impact of the Separation on the ownership of such information with a view to preserving any rights of confidentiality that should survive such a Separation;

(H)                             the other Party has given prior written approval to the disclosure or use; or

(I)                                  such disclosure or use is permitted under clauses 24 (Continuous Improvement Programme), 39 (Intellectual Property) or 42 (Technical Transfer) or any Transaction Document,

provided that prior to disclosure or use of any information pursuant to clause 31.4(A), (B) or (C), the Party concerned shall, where not prohibited by Applicable Law, promptly notify the other Party of such requirement with a view to providing the other Party with the opportunity to contest such disclosure or use or otherwise to agree the timing and content of such disclosure or use.

31.5                       Notwithstanding anything herein to the contrary, Confidential Information shall not include any information in the possession of either Party that:

(A)                              is lawfully received by such Party or its Affiliates from a third party, without any obligation of confidentiality;

(B)                              is publicly available (other than by breach of this Agreement, the Separation Agreement, or any other agreement between or among the Parties or their Affiliates); or

(C)                              is independently developed by such Party, as evidenced by contemporaneous documentation.

31.6                       On termination or expiration of this Agreement and subject to the provisions of clause 42 (Technical Transfer), each Party shall (i) return to the disclosing Party all Confidential Information furnished by the disclosing Party to the locations reasonably designated by the disclosing Party and (ii) at the disclosing Party’s sole discretion return, destroy or erase (in each case to the extent reasonably practicable) any copies of the disclosing Party’s confidential information and summaries thereof (whether tangible or intangible and whether or not created or provided by the disclosing Party) in the possession of the receiving Party or any member of the receiving Party’s Group thereof or any of their respective employees, consultants, agents, representatives, contractors or sub-contractors, except: (i) where such Confidential Information is required to be retained by either Party in compliance with Applicable Laws and (ii) that each Party shall be entitled to retain one copy of such Confidential Information, in addition to any archival copies on backup media created automatically in the ordinary course of business, for archival purposes only.

32.                              FORCE MAJEURE

32.1                       If any Force Majeure event occurs in relation to a Party, a Nominated Supplier or a Permitted Subcontractor which affects or may affect the performance of any of a Party’s obligations under this Agreement, that Party shall promptly notify the other Party as to the nature and extent of the circumstances in question.

32.2                       Neither Party shall deemed to be in breach of this Agreement, or shall be otherwise liable to the other Party, by reason only of any delay in performance, or the non-performance of any of its obligations, to the extent that the delay or non-performance is due to any Force Majeure event of which it has duly notified the other Party, and the time for performance of that obligation shall be extended accordingly.

32.3                       If the performance by either Party of any of its obligations under this Agreement is prevented or delayed by a Force Majeure event for a continuous period in excess of thirty (30) days, the Parties (or their Affiliates) shall enter into good faith discussions with a view to alleviating its effects, or to agreeing upon such alternative arrangements as may be fair and reasonable in the circumstances.

32.4                       If the performance by either Party of any of its material obligations under this Agreement is prevented or delayed by Force Majeure for sixty (60) days or more, either consecutively or cumulatively in any one Contract Year, then the other Party may terminate this Agreement, in whole or in part with respect to the applicable Product(s), immediately upon written notice.

33.                              AUDIT AND INSPECTION RIGHTS

33.1                       Subject to clause 33.5, the Purchaser or its authorised representative shall be entitled, not more than once every two (2) Contract Years (unless for cause or in accordance with clause 33.2) per Manufacturing Site and in any event on not less than thirty (30) days’ prior written notice (unless for cause in which case the Purchaser shall provide reasonable notice), to enter and inspect the Manufacturing Site and any related plant, utilities, machinery and equipment used in the Manufacture of Products for the purposes of conducting an audit of compliance with the terms of this Agreement, the Quality Agreement and Applicable Law, including cGMP; provided, that such audit shall be conducted in accordance with the terms set forth in clauses 31.1 to 31.5 (inclusive) and shall be completed on or before the date that is seven (7) days after its initiation unless otherwise agreed by the owner and operator of the relevant Manufacturing Site.

33.2                       The Purchaser or its authorised representative shall also be entitled to carry out follow-up audits within two (2) Contract Years of the preceding audit if any critical observations have been noted during any audit conducted pursuant to clause 33.1.

33.3                       As far as reasonably practicable, the Purchaser or its authorised representative shall coordinate any audits conducted pursuant to this clause 33 (Audit and Inspection Rights) so as to minimise disruption to the Supplier and/or the Permitted Subcontractor.

33.4                       The Supplier shall, and shall procure that the Nominated Supplier or Permitted Subcontractor shall, use its Commercially Reasonable Efforts to ensure that any corrective and preventative actions identified in any audit (or follow-up audit) conducted pursuant to clause 33.1 or clause 33.2 are carried out as soon as reasonably practicable.

33.5                       In the event of a conflict or inconsistency between the provisions of clauses 33.1 to 33.4 (inclusive) and the provisions of the Quality Agreement, the provisions of the Quality Agreement shall (to the extent of such conflict or inconsistency) prevail.

33.6                       Subject to clause 33.7, the Purchaser shall be entitled, not more than once in each Calendar Year during the Term, to conduct an audit of records required to determine the correct calculation of Total Product Costs on which Supply Prices are based and the calculation upon which any other payment due under this Agreement is based.  In the first such audit the Purchaser shall also be entitled to audit any orders placed (or deemed placed) prior to the Effective Date that are scheduled to be delivered on or after the Effective Date.  In respect of Total Product Costs, each audit shall relate only to such Total Product Costs as have been set or revised since the Effective Date.

33.7                       Any audit undertaken pursuant to clause 33.6 shall be subject to the following conditions:

(A)                              the audit shall be performed by an internationally recognised independent auditor reasonably acceptable to both Parties acting under such obligations of confidentiality owed to the Supplier as the Supplier may reasonably require;

(B)                              the Supplier shall be given not less than forty five (45) Business Days’ notice of any proposed audit under clause 33.6 and each such audit shall be conducted during Working Hours and completed on or before the date that is seven (7) days after such audit’s initiation unless otherwise agreed by the Supplier;

(C)                              an audit with respect to the Supply Prices or Total Product Costs in any Calendar Year must be notified to the Supplier and initiated by the independent auditor prior to the end of the following Calendar Year and shall only extend to one Calendar Year;

(D)                              the independent auditor shall, prior to its delivery to the Purchaser, provide a draft copy of any report to the Supplier for comment.  Any final report issued by the independent auditor will be made available to both Parties simultaneously promptly upon its completion (and the independent auditor shall take care not to disclose in that report any information or data in respect of which the Supplier owes a duty of confidence to a Third Party);

(E)                               the Supplier shall provide the independent auditor with such documents and information as the independent auditor may require in order to determine whether the relevant Supply Prices accord with the relevant provisions of this Agreement;

(F)                                if the independent auditor determines that any Supply Prices do not accord with the relevant provisions of this Agreement, and this discrepancy has led to the Supplier over-charging or under-charging the Purchaser for Products of any Product Technology Manufactured at any Manufacturing Site by an amount that is in aggregate not less than three (3%) of the sums paid by the Purchaser (or its Affiliates) to the Supplier for all Products of such Product Technology Manufactured at such Manufacturing Site in the twelve (12) months prior to the audit, then:

(i)                                    the Supplier shall issue a credit note or debit note (as applicable) to the Purchaser in respect of such difference; and

(ii)                                 the Supplier shall pay the fees of the independent auditor and all documented and reasonable costs incurred by the Purchaser in connection with that audit or inspection; and

(G)                              subject to clause 33.7(F)(ii), the Purchaser shall pay the fees of the independent auditor.

33.8                       If pursuant to clause 33.7 the Supplier:

(A)                              issues a debit note in respect of any under-charging, the Purchaser shall pay that debit note within sixty (60) days of receipt by electronic transfer to the account nominated by the Supplier (or the Nominated Supplier) in writing; and

(B)                              issues a credit note in respect of any over-charging, the Supplier shall (or shall procure that the Nominated Supplier shall), at the Purchaser’s option either:

(i)            apply that credit note to offset the Supply Price in respect of subsequent purchases of Product by the Purchaser or its Affiliate (provided that the offset may only be applied in the original currency and as between the original parties to the supply relationship and not other members of their respective Groups); or

(ii)           pay to the Purchaser or its nominated Affiliate a sum equal to the value of that credit note within sixty (60) days of the date of that credit note by electronic transfer to the account nominated by the Purchaser (or its Affiliate) in writing.

33.9                       For the avoidance of doubt, clauses 33.6 to 33.8 (inclusive) do not apply to or include any Manufacturing audit or inspection, to which clauses 33.1 to 33.5 (inclusive) and the Quality Agreement apply.

34.                              ETHICAL STANDARDS AND HUMAN RIGHTS

34.1                       The Supplier warrants, to the best of its knowledge and belief, that in relation to its performance of this Agreement and unless otherwise required or prohibited by Applicable Law:

(A)                              it does not employ engage or otherwise use any child labour in circumstances such that the tasks performed by any such child labour could reasonably be foreseen to cause either physical or emotional impairment to the development of such child;

(B)                              it does not use forced labour in any form (prison, indentured, bonded or otherwise) and its employees are not required to lodge papers or deposits on starting work;

(C)                              it provides a safe and healthy workplace, presenting no immediate hazards to its employees.  Any housing provided by the Supplier to its employees is safe for habitation.  The Supplier provides access to clean water, food, and emergency healthcare to its employees in the event of accidents or incidents at the Supplier’s workplace;

(D)                              it does not discriminate against any employees on any ground (including race, religion, disability or gender);

(E)                               it does not engage in or support the use of corporal punishment, mental, physical, sexual or verbal abuse and does not use cruel or abusive disciplinary practices in the workplace;

(F)                                it pays each employee at least the minimum wage or a fair representation of the prevailing industry wage (whichever is the higher) and provides each employee with all legally mandated benefits;

(G)                              it complies with Applicable Laws on working hours and employment rights in the countries in which it operates; and

(H)                             it is respectful of its employees’ right to join and form independent trade unions and freedom of association.

34.2                       In relation to its performance of this Agreement, the Supplier complies with and shall continue to comply with the Supplier Code set out in Exhibit 10 (Standards and Policies) and hereby gives the agreements, representations and covenants contained in that Exhibit.

34.3                       The Supplier is responsible for controlling its own supply chain and shall encourage compliance with ethical standards and human rights by any supplier of goods and services (including Materials) that are used by the Supplier when performing its obligations under this Agreement (including the Nominated Suppliers and Permitted Subcontractors).

34.4                       The Supplier shall ensure that it has ethical and human rights policies and an appropriate complaints procedure to deal with any breaches of such policies.  In the case of any complaints, the Supplier shall report the alleged complaint and proposed remedy to the Purchaser.

34.5                       The Purchaser reserves the right upon reasonable notice (unless inspection is for cause, in which case no notice shall be necessary) to enter the Supplier’s premises to monitor compliance with the provisions of this clause 34 (Ethical Standards and Human Rights) and Exhibit 10 (Standards and Policies) and the Supplier shall, subject to compliance with Applicable Laws, provide the Purchaser with any relevant documents requested by the Purchaser in relation thereto.

35.                              SAFETY HAZARDS

35.1                       The Supplier shall (or shall procure that the Nominated Suppliers and Permitted Subcontractor will) inform and keep the Purchaser informed of all safety hazards and changes in regulations and guidance (statutory or otherwise) which the Supplier (or the Nominated Suppliers or Permitted Subcontractor) knows or believes affect or may affect the use, handling, storage, labelling, transport, treatment and disposal of Product or any Materials.

35.2                       The Supplier shall ensure that all consignments of Product are safe, packaged and labelled so as to prevent any health risk to persons, property or the environment and properly marked with the appropriate internationally recognised danger symbols and that prominent hazard warnings appear in English (and/or any other language specified by the Purchaser) on all packages and documents.

35.3                       Without prejudice to its other obligations under this Agreement, the Supplier shall, and shall procure that the Nominated Suppliers or Permitted Subcontractor shall, comply with the Additional HSE Requirements in all matters relating to the performance of this Agreement.

36.                              WARRANTIES

36.1                       The Supplier hereby warrants and undertakes that the Products supplied under this Agreement:

(A)                              shall conform to the applicable Specifications at the time of Delivery;

(B)                              shall be Manufactured in accordance with Applicable Law, including current Good Manufacturing Practice, the Quality Standards and terms set out in the Quality Agreement; and

(C)                              at Delivery in accordance with the Delivery Terms the shelf life of each Product shall meet the Minimum Remaining Shelf Life requirements.

36.2                       Except as expressly set out in this Agreement or another Transaction Document, none of the Supplier, the Purchaser or their respective Affiliates provides in respect of any Product or its Manufacture or supply under this Agreement any further or additional warranty or representation of any kind, express or implied and any warranties, representations, conditions or other terms that may be implied by statute or general law are, to the fullest extent permitted by law, excluded from this Agreement, including any implied warranties of merchantability or fitness for purpose.

36.3                       Each Party has obtained all corporate authorisations and (other than to the extent any such consent, license or authorisation constitutes a Global Condition (as defined in the Separation Agreement)) all other governmental, statutory, regulatory or other consents, licences or authorisations required to empower it to enter into and perform its obligations under this Agreement where failure to obtain them would adversely affect to a material extent such Party’s ability to enter into or perform its obligations under this Agreement.

37.                              INDEMNITY AND LIABILITY

37.1                       The Supplier shall be liable for and shall indemnify each member of the Purchaser’s Group (on an after-Tax basis) and defend the Purchaser and its Affiliates from and against any Third Party actions, proceedings, claims and demands brought against or incurred or suffered by the Purchaser and/or any of its Affiliates in respect of (i) death, illness or injury to any Third Party or for loss or damage to any Third Party’s property which arise directly as a result of a breach by the Supplier (or any Nominated Supplier or Permitted Subcontractor) of the provisions of this Agreement or the Quality Agreement or (ii) a violation of Applicable Law by Supplier (or any Nominated Supplier or Permitted Subcontractor), but in each case excluding to the extent that the same arise directly as a result of breach by the Purchaser or its Affiliates of its obligations under this Agreement or another Transaction Document.

37.2                       The Purchaser shall be liable for and indemnify each member of the Supplier’s Group (on an after-Tax basis) and defend the Supplier and its Affiliates from and against any Third Party actions, proceedings, claims and demands brought against or incurred or suffered by the Supplier and/or any of its Affiliates in respect of death, illness or injury to any Third Party or for loss or damage to any Third Party’s property which arise directly as a result of:

(A)                              the use, storage, sale, distribution or marketing of Products after Delivery by the Purchaser, its Affiliates and/or distributors (excluding the Supplier and its Affiliates); and/or

(B)                              any wilful default or gross negligence on the part of the Purchaser or its Affiliates arising under or in connection with the performance of this Agreement or the Quality Agreement, but in each case excluding to the extent that the same arise directly as a result of breach by the Supplier or its Affiliates of its obligations under this Agreement or another Transaction Document.

37.3                       Subject to clauses 37.4, 37.5 and 37.6, each Party’s liability under or in connection with this Agreement shall be limited in any Contract Year during the Term, whether in contract, tort or otherwise, to one hundred per cent. (100%) of the aggregate annual sales, at the Supply Price, of the Products supplied under this Agreement during that Contract Year (or in the first Contract Year, Products to be supplied to the Purchaser as set out in the Forecast Schedule).

37.4                       Subject to clause 37.5, neither Party shall be liable to the other Party under or in relation to this Agreement or any other document issued or entered into under or in connection with this Agreement, in tort, as a result of negligence or wilful default, or otherwise howsoever (including, for the avoidance of doubt, under or in relation to any indemnity given in this Agreement) for:

(A)                              loss of profit;

(B)                              loss of anticipated savings;

(C)                              loss of business or business opportunities;

(D)                              loss of or damage to goodwill;

(E)                               any indirect or consequential loss or damage; or

(F)                                any punitive or exemplary damages.

37.5                       Notwithstanding any other provision of this Agreement, nothing in this Agreement shall exclude or limit either Party’s liability for:

(A)                              the Purchaser’s liability to pay the Supply Price  under this Agreement;

(B)                              death or personal injury resulting from that Party’s or its Affiliate’s negligence or that of their respective officers, employees, agents or sub-contractors (as applicable);

(C)                              fraud or fraudulent misrepresentation by it, its Affiliates, or their respective officers or employees; or

(D)                              any other liability to the extent the same may not be excluded or limited as a matter of Applicable Law.

37.6                       The Parties agree that nothing in this Agreement is intended to limit the rights and obligations of any Party or its Affiliates under the Separation Agreement.

38.                              INSURANCE

Each Party shall procure and maintain at its own cost adequate insurance, which may be by means of self-insurance, reasonably necessary to cover its actual and potential liabilities under this Agreement (including in respect of the Supplier, any actions of its sub-contractors).

39.                              INTELLECTUAL PROPERTY

39.1                       On and subject to the terms set out in this Agreement, the Purchaser hereby grants to, and shall procure that each of its Affiliates grants to, the Supplier a non-exclusive, fully paid-up, worldwide, royalty-free licence (or sub-licence, as appropriate) during the Term to use the Intellectual Property Rights owned by or licensed to the Purchaser or any of its Affiliates for the purposes of performing its obligations under this Agreement.  The Supplier shall only use the Intellectual Property Rights of the Purchaser to the extent necessary for, and for the sole purpose of, Manufacturing and supply of the Products in accordance with the terms of this Agreement.

39.2                       The licence granted under clause 39.1 shall not apply in respect of any Intellectual Property Rights owned by or licensed to the Purchaser or any of its Affiliates which are licensed to the Supplier’s Group under any Transaction Document on terms that permit the use of such Intellectual Property Rights for the Manufacture and supply of Products pursuant to this Agreement.

39.3                       The Supplier may sub-license and/or assign to its Affiliates and Permitted Subcontractors any licences (or sub-licences, as appropriate) granted to it pursuant to clause 39.1.

39.4                       The rights in and title to Improvements made after the Effective Date which give rise to Intellectual Property Rights shall be owned as follows:

(A)                              Intellectual Property Rights in an Improvement that is made solely by the Supplier and/or its Affiliates, without use of or reference to any Purchaser’s Group’s Intellectual Property Rights, shall be owned solely by the Supplier or its Affiliate;

(B)                              all Intellectual Property Rights in an Improvement that is made solely by the Purchaser and/or its Affiliates, without use of or reference to any Supplier’s Group’s Intellectual Property Rights, shall be owned solely by the Purchaser or its Affiliate;

(C)                              all Intellectual Property Rights in an Improvement that is made by either Party with use of or reference to the other Party’s Group’s Intellectual Property Rights, shall:

(i)            if it is capable of being used independently of the Purchaser’s Group’s Intellectual Property Rights but is not capable of being used independently of the Supplier’s Group’s Intellectual Property Rights, be owned by the Supplier or its Affiliate, and the Purchaser hereby assigns and undertakes to assign (and to procure that its Affiliates shall assign) all its rights in relation to such Improvements to the Supplier or its nominated Affiliate;

(ii)           if it is capable of being used independently of the Supplier’s Group’s Intellectual Property Rights but is not capable of being used independently of the Purchaser’s Group’s Intellectual Property Rights, be owned by the Purchaser or its Affiliate, and the Supplier hereby assigns and undertakes to assign (and to procure that its Affiliates shall assign) all its rights in relation to such Improvements to the Purchaser or its nominated Affiliate; and

(iii)          if it is capable of being used independently of both the Purchaser’s Group’s Intellectual Property Rights and the Supplier’s Group’s Intellectual Property Rights, or if it is incapable of being used independently of either the Purchaser’s Group’s Intellectual Property Rights or the Supplier’s Group’s Intellectual Property Rights, be owned jointly by the Purchaser (or its Affiliate) and the Supplier (or its Affiliate).

39.5                       The Purchaser hereby grants (and shall procure that each of its Affiliates grants) to the Supplier and its Affiliates a non-exclusive, worldwide, royalty-free licence (with the right to grant sub-licences to Permitted Subcontractors) during the Term to use for the purposes of Manufacturing Products and otherwise performing its obligations and exercising its rights under this Agreement any Purchaser Improvement IP that would, but for the grant of such licence, be infringed by the Supplier, its Affiliates and/or its Permitted Subcontractors in performing those obligations or exercising those rights.

39.6                       The Supplier hereby grants (and shall procure that each of its Affiliates grants) to the Purchaser and its Affiliates a non-exclusive, royalty-free licence to use for the purposes of commercialising the Products (or, as applicable, Finished Products manufactured using Products) in the Territory and otherwise performing its obligations and exercising its rights under this Agreement any Supplier Improvement IP that would, but for the grant of such licence, be infringed by the Purchaser and/or its Affiliates in performing those obligations or exercising those rights or in so commercialising the Products (or, as applicable, Finished Products manufactured using Products).

39.7                       Each Party hereby grants (and shall procure that each of its Affiliates grants) to the other Party and its Affiliates such non-exclusive, royalty-free, worldwide, sub-licensable (save as prohibited under clause 39)  perpetual, irrevocable and assignable licences, permissions or consents as may be required to confer on that other Party and its Affiliates the right:

(A)                              to use (and to license the use of) without restriction and free of charge throughout the world for any purpose;

(B)                              assign (or otherwise transfer) its interest in; and/or

(C)                              charge (or otherwise encumber) its interest in,

any Joint Improvement IP.

39.8                       With respect to all such Joint Improvement IP:

(A)                              the Parties shall cooperate in good faith, using counsel mutually agreed upon by the Parties and at the Parties shared (50%/50%) cost and expense, to diligently prosecute and maintain any patent rights contained therein;

(B)                              The Parties shall collaborate in good faith with respect to establishing and implementing a litigation strategy for enforcement of any Intellectual Property Rights contained therein against any infringement of such rights by a Third Party, (“Third Party Infringement”) which strategy shall at a minimum provide for:

(i)            where the Parties jointly agree to enforce such rights against such Third Party Infringement, (a) the Parties will join in, or be named as a party to such enforcement, (b) the costs and expenses of such enforcement shall be shared (50%/50%), and (c) the proceeds of any such enforcement shall be similarly shared (50%/50%);

(ii)           where a Party elects not to jointly enforce such rights against such Third Party Infringement, (a) the non-enforcing Party shall assist and cooperate with the enforcing Party, as such enforcing Party may reasonably request from time to time, including joining in, or being named as a party to, such enforcement, (b) the enforcing Party shall bear 100% of the costs and expenses of such enforcement, including the reasonable costs and expenses incurred by the non-enforcing Party in cooperating with and joining in such enforcement; and (c) 100% of the proceeds of any such enforcement shall accrue solely to the benefit of the enforcing Party; and

(iii)          in no event shall either Party grant any licenses to or otherwise settle with any Third Party Infringement or potential Third Party Infringement without the other Party’s prior written approval such approval not to be unreasonably withheld, delayed, or conditioned.

39.9                       If a Party becomes aware of any claim alleging infringement of any Third Party Intellectual Property Rights related to a Product supplied under this Agreement, then it shall as soon as reasonably practicable notify the other Party.

40.                              DURATION AND TERMINATION

40.1                       This Agreement shall continue in force from the Commencement Date and shall automatically terminate as a whole on the date the last Product Term(s) expire unless terminated earlier in accordance with this clause 40 (Duration and Termination) or extended by written agreement of the Parties (the “Term”).

40.2                       Product Term for Droptainer Products in the Long Term Transfer Plan: the Long Term Transfer Plan aims to achieve successful completion of technical transfers of the Droptainer Products listed in it within five (5) years of the Commencement Date in order to achieve Separation of the Droptainer Product portfolio and balance capacity utilisation between the Puurs, Barcelona, Singapore and Aspex/Fort Worth Manufacturing Sites. Unless terminated earlier in accordance with this clause 40,  Droptainer Products in the Long Term Transfer Plan shall have a Product Term with a designated termination date of no more than five (5) years from the Commencement Date (with the last date of Manufacture of each Droptainer Product in the Long Term Transfer Plan being designated for the relevant Manufacturing Site and successful completion of technical transfer of each such Droptainer Product occurring within that five (5) year term), subject to any modifications to the Long-Term Transfer Plan as mutually agreed by the Technical Transfer Team in accordance with clause 15(Relationship Management).

40.3                       Product Term and convenience termination for all Products not included in the Long Term Transfer Plan: unless terminated earlier in accordance with this clause 40, the term of this Agreement for each such Product will be a fixed period of three (3) years from the Commencement Date (“Initial Term”) and shall continue thereafter in respect of such Product until this Agreement is terminated for convenience as follows:

(A)                              by the Purchaser (in whole or in part, including on a Product-by-Product basis) giving at least three (3) years’ prior notice to the Supplier, such notice not to be served prior to the end of the Initial Term; and

(B)                              by the Supplier (in whole or in part, including on a Product-by-Product basis) giving at least five (5) years’ prior notice to the Purchaser, such notice not to be served prior to the end of the Initial Term;

provided, that for any New Product SKU (i) if the Commencement Date for such New Product SKU is a date prior to the third (3rd) anniversary of the Effective Date, the Initial Term shall begin on the Commencement Date and end on the third (3rd) anniversary of the Effective Date; and (ii) if the Commencement Date for such New Product SKU is a date after the third (3rd) anniversary of the Effective Date, there shall be no Initial Term and this Agreement may be terminated on notice in accordance with clauses (A) and (B) above or such earlier date where notice of termination of this Agreement as a whole  in respect of the Original Product has been given prior to the New Product SKU Commencement Date.

40.4                       Convenience termination of a Product at a Manufacturing Site by the Purchaser: the Parties shall enter good faith discussions (each acting reasonably) with a view to the early termination of a Product at a Manufacturing Site by the Purchaser of that Product where the Purchaser can demonstrate that it can mitigate the removal of that volume of Product from this Agreement for the balance of the Initial Term and the contemplated three year notice period with either (i) the substitution of other products of the same Product Technology to be Manufactured for the Purchaser at that Manufacturing Site; or (ii) an increase in volumes of other Products of the same Product Technology Manufactured at the Manufacturing Site.

40.5                       The terms referred to in clauses 40.2 to 40.4 shall each be referred to in this Agreement as a “Product Term” in respect of the Product(s) referred to in the relevant clause.

40.6                       The Parties may jointly terminate this Agreement (in whole or in part, including on a Product-by-Product basis) at any time by mutual written agreement.  In the event that the Parties jointly terminate this Agreement in respect of a specific Product, such Product shall be deemed to be removed from the definition of “Products” and this Agreement shall be amended accordingly.

40.7                       The Purchaser may terminate this Agreement (in whole or in part, including on a Product-by-Product basis) immediately on written notice to the Supplier if the Supplier, or any Nominated Supplier or any Permitted Subcontractor breaches or fails to comply with Quality Standards to a material extent and/or repeatedly or persistently fails to comply with the Quality Standards.

40.8                       Without prejudice to clause 40.7, if either Party (the “Defaulting Party”) commits any material breach of this Agreement or Applicable Law  and, if the breach is capable of remedy, does not remedy that breach following receipt of a request from the other Party (the “Non-Defaulting Party”) to do so within thirty (30) days, the Non-Defaulting Party may terminate this Agreement (in whole or, in the Non-Defaulting Party’s discretion, in respect of the Product affected by the breach) immediately (subject to the thirty (30) day cure period) by written notice to the Defaulting Party.

40.9                       If an Insolvency Event or an Insolvency Proceeding occurs (save as part of a bona fide reorganisation not involving insolvency) in respect of a Party or its ultimate parent, that Party shall promptly notify the other Party in writing, giving particulars of the circumstances.  In such circumstances (whether or not notified in accordance with this clause 40.9), the Party which is not the subject of the Insolvency Event or Insolvency Proceeding may terminate this Agreement immediately by notice in writing.

40.10                Either Party may terminate this Agreement (in whole or in part, including on a Product-by-Product basis) in accordance with clause 32.4.

40.11                If the Marketing Authorisation for a Product in a Territory is revoked by a Governmental Entity due to a health, safety or efficacy concern then either Party may terminate this Agreement in respect of such Product.

40.12                If any Governmental Entity intervenes to prevent Manufacture for a significant technical or regulatory reason (a “Material Safety Issue”) either Party may (a) suspend, or require the suspension of, any activities under this Agreement impacted by the relevant Material Safety Issue with respect to such Product and (b) refer the matter to the relevant Governmental Entity as soon as reasonably practicable (and never later than any required regulatory reporting timeline). If a Party disputes that there is a Material Safety Issue or has a good faith belief that the root cause of the Material Safety Issue is resolvable within a reasonable timeframe then the following will apply:

(A)                              if the Governmental Entity determines that there is a Material Safety Issue and it is not resolvable within a reasonable timeframe, its decision shall be binding on the Parties and either Party may terminate this Agreement in respect of such Product;

(B)                              if the Governmental Entity determines that no Material Safety Issue exists, neither Party may terminate this Agreement in respect of such Product for such purported Material Safety Issue; and

(C)                              if the Governmental Entity determines that the root cause of the Material Safety Issue is resolvable within a reasonable timeframe, with respect to such Product, then the Party seeking to terminate this Agreement may, if it continues to have a reasonable and substantiated good faith belief that there is a Material Safety Issue in relation to the Product, require the continued suspension of the Agreement in respect of such Product until satisfactory remediation activity has been undertaken in relation to the Material Safety Issue to the satisfaction of the Governmental Entity in which case the Agreement shall continue in respect of such Product, provided, that the suspension of activities under this Agreement, or the termination of this Agreement, pursuant to this clause 40.12 shall not in any way diminish or limit the rights or remedies of either Party to recover for the other Party’s breach of its obligations under this Agreement that caused such Material Safety Issue.

41.                              CONSEQUENCES OF TERMINATION

41.1                       Expiry or termination of this Agreement shall be without prejudice to the continuation in force of any of its provisions which are intended to continue to have effect after it has come to an end, including clauses 13 (Quality Control), 19 (Documentation and Reports), 25 (Write Off Costs), 29 (Product Action), 31 (Confidentiality), 33 (Audit and Inspection Rights), 36 (Warranties), 37 (Indemnity and Liability), 41 (Consequences of Termination), 42 (Technical Transfer), 43 (Bridging Stock), 46 (Survival of Rights and Obligations), 48 (Whole Agreement), 49 (Third Party Rights) and 50 (Governing Law and Arbitration).

41.2                       After expiry or termination, the Parties shall provide each other with reasonable support with respect to any investigation carried out by a Governmental Entity with respect to the Manufacture of any Product under this Agreement, provided that the reasonable costs of the assisting Party in providing such assistance shall be reimbursed by the Party requesting such assistance.

41.3                       Expiry or termination of this Agreement (or termination of this Agreement in respect of any Product) pursuant to clause 40 (Duration and Termination) will not affect the accrued rights, remedies (including a remedy in damages) and liabilities of the Parties under this Agreement or the enforceability of this clause 41 (Consequences of Termination) or any other provisions of the Agreement that are intended to remain in force after its termination.

41.4                       The Purchaser will:

(A)                              continue to pay the Supply Price and any costs due under this Agreement for Firm Orders as long as the supply of Products continues, despite a notice of termination having been given;

(B)                              reimburse the Supplier for the cost of any Capital Expenditure or Development Work undertaken by the Supplier and for which the Purchaser is, pursuant to the terms of this Agreement, required to reimburse the Supplier in the event of a termination of this Agreement by the Supplier under clauses 32 (Force Majeure), 40.8 or 40.9, provided that the Supplier shall use Commercially Reasonable Efforts to minimise the costs required to be reimbursed by the Purchaser pursuant to this clause 41.4(B), including, if agreed by the Parties (each acting reasonably), by abandoning any relevant Capital Expenditure or Development Work that relates exclusively to the Products if doing so would be less costly than continuing with such Capital Expenditure or Development Work.

41.5                       Without prejudice to clause 43 (Bridging Stock), in the event of expiry or termination of this Agreement, the Purchaser shall purchase in accordance with the terms and conditions of this Agreement any Products that comply with the Specifications and Quality Standards and meet the Minimum Remaining Shelf Life requirements and other requirements of this Agreement, save that the Purchaser shall only be obliged to purchase any Product under this clause 41.5 for which Purchaser has placed a Firm Order. The Purchaser shall be responsible for any additional write-off costs agreed to be paid by the Purchaser on termination of this Agreement (including in respect of Materials which have not yet been used in the Manufacture of Products) in accordance with clause 25.1(A) but only in connection with Forecast Schedules delivered prior to the delivery of any notice of termination of this Agreement.

41.6                       The provisions of this clause 41 (Consequences of Termination) shall apply to the termination of this Agreement in part in respect of any particular Product mutatis mutandis and such Product shall no longer be a Product for the purposes of this Agreement from the date of such termination.

42.                              TECHNICAL TRANSFER

Long Term Transfer Plan:

42.1                       The initial Long Term Transfer Plan for Droptainer Products being transferred between Manufacturing Sites to achieve Separation (excluding Droptainer Products at the Delayed Site) is appended to this Agreement at Exhibit 15 (the “Long Term Transfer Plan”). The plan will demonstrate the intended status of technical transfers for Products in the Long Term Transfer Plan up to 01.01.2023.

42.2                       Products not listed in the Long Term Transfer Plan are those Droptainer Products which cannot be easily Separated due to transfer complexities and/or commercial requirements and where Separation is unlikely to be achieved by the end of 2023. These Droptainer Products are not included as technical transfers contemplated in the Long Term Transfer Plan and references in this Agreement to Products in the Long Term Transfer Plan shall not be deemed to include them.

42.3                       The Commencement Date is deemed to be the date of initiation of technical transfer for all Droptainer Products in the Long Term Transfer Plan and each Party shall respectively each use their Commercially Reasonable Efforts to agree the budget and timelines for the Technical Transfer Milestones in respect of each such Droptainer Product and implement the same in order to determine and  monitor the progress of the relevant Technical Transfer Milestones and implement successful completion of each of the technical transfers contemplated in the Long Term Transfer Plan (with the “successful completion of a technical transfer” of a Product under this Agreement being deemed to be when the first approval of a variation to the CMC (Marketing Application Core Dossier) to reflect the change of source of Manufacture of any Product in a  Product Technology is completed in any jurisdiction in which such submission is made as part of the Technical Transfer) (“First Approval”). Save where otherwise agreed by the Parties, any Technical Transfer Milestones that relate to a Product shall be deemed included in the relevant Long Term Transfer Plan for that Product and shall form the basis for the sequencing of that technical transfer.

42.4                       The Parties shall monitor and update the Long Term Transfer Plan (including the budget and which Products should form part of the Long Term Transfer Plan) through the Manufacturing and Supply Team, but shall take due account of the Gating Plan and any other applicable capacity baseline requirements (addressing product volumes and Bridging Stock). The Long Term Transfer Plan shall also contain commitments where reasonably required, on both Parties with respect to certain agreed volumes of Bulk Products. Without prejudice to the right of the Parties to adjust the Long Term Transfer Plan as required from time to time through the Technical Transfer Team the Parties intend to issue a fully updated Long Term Transfer Plan no less than once in each Calendar Year.

Additional Specific Technical Transfers

42.5                       On a Product-by-Product basis, for Products not addressed in the Long Term Transfer Plan upon request from Purchaser at any time during the applicable Term for that Product or in the event of expiration or termination of this Agreement for any reason the Parties shall each use their respective Commercially Reasonable Efforts to agree a technical transfer plan, with applicable Technical Transfer Milestones and a technical transfer budget for the relevant Product(s) within three (3) months of the notice of termination, notice of request for a technical transfer or the expiration of this Agreement (as applicable) (each a “Specific Technical Transfer”)

Terms applying to all Technical Transfers (for Products in the Long Term Transfer Plan and Products not in it)

42.6                       References in clauses 42.6 to 42.16 and Exhibit 15 to a “Technical Transfer Plan” shall include the arrangements in the Long Term Transfer Plan and each technical transfer plan referenced in clause 42.5, as applicable. In each case the Parties shall cooperate to enable the Supplier to provide or cause to be provided, technical transfer services to support a smooth and efficient transfer of Manufacturing of each of the Products or if legally permissible a component thereof from the Supplier, its Affiliate(s) and/or Permitted Subcontractor(s) to the Purchaser or its designee(s) in accordance with Applicable Laws and any regulatory requirements arising from, or connected to, such technical transfer services. Each Party shall use its respective Commercially Reasonable Efforts to:

(A)                              undertake the activities allocated to that Party in the relevant Technical Transfer Plan (including, without limitation, those in the applicable technical transfer support budget to be agreed by the Parties);

(B)                              undertake such activities in a manner that facilitates the satisfaction of the applicable Technical Transfer Milestones; and

(C)                              otherwise provide such assistance and support to the other Party as is reasonably necessary to meet each applicable Technical Transfer Milestone on or before the date specified for that Technical Transfer Milestone (provided that neither Party shall be liable to the extent such failure is caused by a failure of the other Party to perform their obligations).

42.7                       Without limiting the foregoing, if the Purchaser is in good faith pursuing an ongoing technology transfer with respect to Manufacturing of a Product at the time of any expiration or termination of this Agreement, the Parties shall consider in good faith on a Product-by-Product basis, an extension of the Product Term for an additional period of up to the earlier of (i) a maximum of two years with respect to such Product or (ii) successful completion of a technical transfer of such Product, provided that it shall be reasonable to grant such an extension in the event of (a) a regulatory or legitimate unforeseen delay to the technical transfer outside either Parties’ control or (b) where the Supplier has been grossly negligent in its execution of the Technical Transfer Plan and the Purchaser is not at fault, but any build-up of Bridging Stock and the condition of any relevant Manufacturing line shall be taken into account in determining the length of any extension of the Product Term, it being acknowledged that the Supplier shall not incur any Capital Expenditure in relation to any Manufacturing line in order to accommodate an extension of the Product Term for any Product.

42.8                       Both Parties acknowledge that the Purchaser may need to be supplied with certain quantities of stock (whether Materials or Products) in order to meet the requirements of any Technical Transfer Plan/Long Term Transfer Plan and to meet the date of the expiry of the Product Term in respect of a particular Product.  Accordingly such requirements for quantities of Bridging Stock as are reasonably necessary (including with respect to shelf life for the relevant markets, Delivery dates, MOQ, Lead Times) shall be agreed in good faith by the Parties (each acting reasonably) and included in the applicable Technical Transfer Plan/Long Term Transfer Plan. For the avoidance of doubt, (i) such Bridging Stock shall be included in the relevant Forecast Schedule of the Purchaser, (ii) shall not amount to more than one (1) years’ worth of volume of Product in the prior Gating Year, (iii) shall be counted in the Gating Plan or volume requirements for that Product in that Calendar Year, (iv) shall be supplied on the terms of this Agreement and (v) any plans of the Supplier to retire or decommission any line required for the Manufacture of such Bridging Stock shall be taken into account in the determination of such Bridging Stock quantities. If an agreement is reached to Manufacture an amount of Bridging Stock the Purchaser shall be obliged to purchase such Bridging Stock on the terms of this Agreement as if it were a Firm Order for the full amount of such Bridging Stock.

42.9                       As referenced in clause 42.6 each Party shall use its respective Commercially Reasonable Efforts to implement each Technical Transfer Plan and such plans shall set out the activities to be performed by each Party with respect to the relevant technical transfer. The activities in the Technical Transfer Plan shall (without limitation) include, in each case subject to Clause 31(Confidentiality) and any mandatory restrictions imposed by Applicable Law (including, without limitation, restrictions relating to anti-trust or restrictions imposed under any binding agreement then in force between the Supplier or Purchaser (as applicable) and a third party):

(A)                              in the case of the Supplier: transfer by the Supplier of all required technical documentation, specifications and procedures, know-how owned or controlled by Supplier and its Affiliates (including where it is not reduced to writing or otherwise incorporated in a tangible embodiment), access to a sufficient number of qualified scientists, production and QA personnel and engineers, as well as QC personnel, reasonable access to the Manufacturing Sites, Nominated Affiliates and Permitted Subcontractors during Product Manufacturing runs and any other support or training reasonably requested by Purchaser; and

(B)                              the case of the Purchaser: provision of access to a sufficient number of appropriately qualified personnel of the Purchaser) to facilitate the transfer of relevant know-how; allowing access to the Manufacturing Site and equipment that will be used by the Purchaser for manufacture of the relevant Product; disclosing relevant information relating to the Product and the Purchaser’s planned method of manufacture for the Product (subject to any mandatory restrictions imposed by Applicable Law); procuring such materials and licences as are required for the validation process and the Manufacture of the Products by the Purchaser.

42.10                The Parties shall coordinate regarding technical transfer matters through the Technical Transfer Planning Team.

42.11                The Parties shall mutually agree the timing of technical transfer services, provided that such technical transfers shall be staged to prioritize the technical transfer of certain Products as reasonably requested by Purchaser and as agreed by the Parties in the Long Term Transfer Plan. The Long Term Transfer Plan shall identify the last date of Manufacture for the Products addressed by that Long Term Transfer Plan.

42.12                The Parties agree that the key technical transfer milestones that need to be established in respect of each Product included in the Long Term Transfer Plan or a specific Technical Transfer Plan (as applicable) are as follows:

(A)                              joint kick-off meeting;

(B)                              creation of Data Pack in accordance with Exhibit 12 (Data Pack Requirements) including any new regulatory data needed for submission;

(C)                              method transfer (analytical, cleaning, sterilization, etc.) (if applicable);

(D)                              stability batches (if applicable);

(E)                               validation batches (if applicable);

(F)                                regulatory dossier package preparation;

(G)                              regulatory dossier submission (market specific); and

(H)                             First Approval is obtained for that Product in any country,

(individually and together, the “Technical Transfer Milestones”).

42.13                The Long Term Transfer Plan and each Specific Transfer Plan shall take due account of all relevant factors and circumstances in each case, with a view to ensuring that:

(A)                              there is a smooth, orderly and efficient transfer, on a Product-by-Product basis, of the Manufacturing of such Product from the Supplier to the Purchaser or its designee(s);

(B)                              the availability of each Party’s relevant personnel to support the technical transfer of the Manufacturing of such Product;

(C)                              unless otherwise agreed (and without prejudice to clauses 40.1, 40.2 and 42.7) the Supplier will cease to Manufacture (or have Manufactured) each Product not later than the expiry of the applicable Product Term;

(D)         continuity of supply or availability of each Product to the Purchaser’s Group is maintained throughout the technical transfer process in relation to the Manufacture of such Product; and

(E)                               access to sites and documents necessary to support the technical transfer process is controlled and limited to authorised personnel only.

(F)                                The technical transfers contemplated in the Long Term Transfer Plan and otherwise under Technical Transfer Plans agreed pursuant to this clause 42 (Technical Transfer) shall not involve the transfer of physical assets and equipment save in relation to the Shared Moulds identified to be transferred under the Long Term Transfer Plan on the terms set out in Exhibit 9 (Shared Moulds).

Technical Transfer costs

42.14                The terms of Exhibit 15, Part B shall apply in relation to the allocation and reimbursement of certain costs and expenses incurred in relation to the implementation of a Technical Transfer Plan for each Product.

42.15                At the either Party’s request, the Parties (each acting reasonably and in good faith) shall discuss whether, in connection with the transfer of Manufacture of a Product, the Supplier should procure the assignment or novation, in whole or in part, to a member of the Purchaser’s Group of any agreements between the Supplier and Third Parties relating to the Manufacture of that Product, including the supply of Materials used in such Manufacture and/or the licensing of any technology required for use in such Manufacture.

42.16                If (i) the Parties agree that the Supplier shall assign, transfer or novate an agreement, in whole or in part, to the Purchaser’s Group pursuant to clause 42.15 and (ii) such agreement cannot effectively be assigned, novated or transferred to the Purchaser except by an agreement, transfer or novation with the consent of the relevant counterparty thereto:

(A)                              the Supplier shall use Commercially Reasonable Efforts to procure consent to the novation, transfer or assignment in accordance with timeframe necessary to align that novation, transfer or assignment with the technical transfer of the relevant Product in accordance with the Technical Transfer Plan; and

(B)                              until the relevant contract is novated, transferred or assigned, or (if earlier) until the relevant contract can be terminated by Supplier without incurring any financial detriment, the Supplier shall hold the benefit of such contract on trust for the Purchaser absolutely and the Purchaser shall (if such sub-contracting is possible under the contract), as the Supplier’s sub-contractor, perform all the obligations of the Supplier that relate to the Manufacture of the relevant Product under the contract in accordance with the provisions of Exhibit 8 (Purchaser Materials).

43.                              BRIDGING STOCK

43.1                       In connection with the technical transfer of the Manufacture of any Product under this Agreement and always subject to the capacity as may be agreed pursuant to clause 4 (Capacity Baseline and Gating Plan) in respect of the relevant Manufacturing Site or Product, the Purchaser may request that the Supplier shall Manufacture (or have Manufactured) and the Purchaser shall purchase (or procure the purchase of), an additional quantity of the affected Product (including any New Product SKU introduced under this Agreement pursuant to clause 21 (New Product SKUs)) (“Bridging Stock”) prior to the expiry of the Term.

43.2                       Any quantity of Bridging Stock that may be requested by the Purchaser and other relevant terms of Manufacture and Delivery (including with respect to shelf life, order quantities and lead times) and, if relevant, any revisions to Artwork that may be required in respect of some or all of the Bridging Stock in respect of a Product (including in anticipation of Marketing Authorisation transfer or Marketing Authorisation re-registration) shall be mutually agreed by the Parties on a basis entirely consistent with the terms of this Agreement and the relevant parameters for such supply of Bridging Stock shall be agreed between the Parties, taking into consideration the Supplier’s available Manufacturing capacity and ongoing operations at Manufacturing Sites.

43.3                       Once mutually agreed, quantities of Bridging Stock and the applicable Delivery Dates shall be reflected in the applicable Forecast Schedule and, except as otherwise mutually agreed between the Parties, the Purchaser shall be deemed to have provided a purchase order for such Bridging Stock on the date on which the Firm Zone for such Bridging Stock would commence in accordance with the Forecast Schedule, having regard to the due date for Delivery of such Bridging Stock mutually agreed between the Parties.

43.4                       Where Bridging Stock is requested by the Supplier (including for example, where it is required in relation to an artwork change) any costs associated with that Bridging Stock shall be borne by the Supplier.

44.                              RISK MANAGEMENT

44.1                       Consistent with diligent risk management practices, the Supplier will develop, implement and keep current a risk management program including a Business Continuity Plan for each of its Manufacturing Sites in accordance with its corporate policies and procedures. The Business Continuity Plan shall include adequate security and protective measures to ensure business continuity in case of any potential disruptive events on the supply chain of the Products. The Business Continuity Plan does not relieve the Supplier from any liability under this Agreement and, for the avoidance of doubt, does not increase the Supplier’s obligations under this Agreement.

44.2                       Once in any Calendar Year or at such other frequency as the Purchaser reasonably deems to be appropriate, the Supplier will conduct a test and evaluation of the Business Continuity Plan which, upon the Purchaser’s request, may be witnessed by the Purchaser representatives.

44.3                       The Parties agree that any issues arising from the risk and business continuity management will be promptly communicated to the other Party.

44.4                       The costs of business continuity requests initiated after the Commencement Date shall be borne by the requestor (i.e. materials, validations, stability batches, etc for dual sourcing). The non-requesting Party agrees to support a requestor’s reasonable request provided such efforts and resources are not detrimental to the non-requesting Party’s other obligations under this Agreement.

44.5                       Dual sourcing shall be established for a select number of Products and Shared Chemical/API Products as set out in Exhibit 17 (Dual Sourcing) and the Supplier shall be supportive of such sourcing activity. Cost incurred to maintain dual sourcing (including cost of stability batches) will be borne by the Party requesting the dual sourcing. The Supplier shall, to the extent reasonably practicable, give advance notice to the requesting Party of any costs arising in connection with the dual sourcing before such costs are incurred. The Parties shall once per Calendar Year meet to align the list of dual sourced Products and Shared Chemical/API Products to determine whether, as a result of the Long Term Transfer or otherwise, the requesting Party should still be entitled to require the dual sourcing to be maintained and the revised list of dual sourced products shall be approved by the Manufacturing and Supply Team.

45.                              NOTICE

45.1                       Any notice in connection with this Agreement (a “Notice”) shall be:

(A)                               in writing in English; and

(B)                              delivered by hand or by courier using an internationally recognised courier company.

45.2                       A Notice to the Supplier shall be sent to such Party at the following address, or such other person or address as the Supplier may notify to the Purchaser from time to time:

Alcon Inc.

c/o Alcon Laboratories, Inc.

6201 South Freeway

Fort Worth, TX 76134, USA

Attention: Supplier Contract Execution Manager

Copy (which shall not constitute Notice) to:

Alcon Inc.

c/o Alcon Laboratories, Inc.

6201 South Freeway

Fort Worth, TX 76134, USA

Attention: General Counsel

45.3                       A Notice to the Purchaser shall be sent to such Party at the following address, or such other person or address as the Purchaser may notify to the Supplier from time to time:

Novartis Pharma AG

Lichtstrasse 35

4056 Basel,

Switzerland

Attention: Purchaser Contract Execution Manager

Copy (which shall not constitute Notice) to:

Novartis Pharma AG

Fabrikstrasse 4

Novartis Campus

CH-4056, Basel

Attention: General Counsel NTO & Group Quality

45.4                       A Notice shall be effective upon receipt and shall be deemed to have been received at the time of delivery provided that any notice deemed to be received outside of Working Hours shall be effective at the start of the next period of Working Hours.

46.                              SURVIVAL OF RIGHTS AND OBLIGATIONS

Termination or expiry of this Agreement shall not release either Party from any liability or right of action which, at the time of termination or expiry, has already accrued to a Party or which may thereafter accrue in respect of any act or omission prior to such termination or expiry.  Such rights may include the recovery of any monies due.

47.                              ASSIGNMENT

47.1                       The Purchaser may, by notice in writing to the Supplier, assign the whole or any part of this Agreement to any Affiliate of the Purchaser, provided that the Purchaser shall remain liable to the Supplier in its capacity as principal obligor.

47.2                       The Supplier may, by notice in writing to the Purchaser, assign the whole or any part of this Agreement to any Affiliate of the Supplier, provided that the Supplier shall remain liable to the Purchaser in its capacity as principal obligor.

47.3                       Save as provided in clause47.5, neither Party may assign or novate its rights or obligations under this Agreement at any time to any Third Party, or novate the whole or any part of this Agreement to any of its Affiliates, without the prior written consent of the other Party.

47.4                       The provisions of this clause 47 (Assignment) are without prejudice to the Parties’ rights under clause 40 (Duration and Termination).

47.5                       Either Party (the “Assigning Party”) may, with the prior written consent of the other Party, such consent not to be unreasonably, withheld, conditioned or delayed, assign or transfer this Agreement (in whole or in part) to a Third Party: (i) in connection with the sale or disposal of all or part of the assets of the Assigning Party or its Affiliates which includes the sale or disposal of any Products; or (ii) if the Assigning Party or an Affiliate of the Assigning Party otherwise divests, out-licenses or disposes of any Product(s), without prejudice to its respective right of termination under clause 40 (Duration and Termination), provided always that no Shared Moulds shall be transferred to such Third Party pursuant to this clause 47 (Assignment).

48.                              WHOLE AGREEMENT

48.1                       This Agreement, together with the Transaction Documents, constitutes the entire agreement and understanding between the Parties relating to the subject matter of this Agreement at the date hereof to the exclusion of any terms implied by law which may be excluded by contract and supersedes any previous written or oral agreement between the Parties in relation to the matters dealt with in this Agreement. The Parties further agree that the terms and conditions of this Agreement will apply to the exclusion of any terms and conditions of sale or purchase submitted at any time by either Party, whether printed or sent with any acknowledgement of any Delivery of Product or otherwise.

48.2                       Each Party acknowledges that, in entering into this Agreement, it is not relying on any representation, warranty or undertaking not expressly incorporated into it.

48.3                       Except as expressly stated herein, each of the Parties agrees and acknowledges that its only right and remedy in relation to any representation, warranty or undertaking made or given in connection with this Agreement shall be for breach of the terms of this Agreement and each of the Parties waives all other rights and remedies (including those in tort or arising under statute) in relation to any such representation, warranty or undertaking.

48.4                       Nothing in this clause 48 (Whole Agreement) excludes or limits any liability for fraud (including the making of any statements fraudulently).

48.5                       A Party shall be entitled to make more than one claim under this Agreement arising out of the same subject matter, fact, event or circumstance but shall not be entitled to recover under this Agreement or any relevant Transaction Document or otherwise more than once in respect of the same Liabilities suffered or amount for which the Party is otherwise entitled to claim (or part of such Liabilities or amount), regardless of whether more than one claim arises in respect of it. No amount (including any relief) (or part of any amount) shall be taken into account, set off or credited more than once under this Agreement or any relevant Transaction Document or otherwise, with the intent that there will be no double counting under this Agreement or any Transaction Document or otherwise. For the avoidance of doubt any claims in relation to testing services provided under the Transitional Services Agreements must be brought under the relevant Transitional Services Agreement.

49.                              THIRD PARTY RIGHTS

49.1                       Subject to clause 49.2, the Parties do not intend that any term of this Agreement should be enforceable, by virtue of the Contracts (Rights of Third Parties) Act 1999, by any person who is not a party to this Agreement.

49.2                       Certain provisions of this Agreement confer benefits on the Affiliates of the Purchaser and the Affiliates of the Supplier and, subject to clause 49.3, are intended to be enforceable by each such Affiliate by virtue of the Contracts (Rights of Third Parties) Act 1999.

49.3                       Notwithstanding clause 49.2, this Agreement may be varied in any way and at any time without the consent of any Affiliate who is entitled to enforce this Agreement under clause 49.2.

50.                              GOVERNING LAW AND ARBITRATION

50.1                       This Agreement and any non-contractual obligations arising out of or in connection with this Agreement shall be governed by, and interpreted in accordance with, the substantive laws of Switzerland (excluding its rules on conflict of laws and excluding the UN Convention on Contracts for the International Sale of Goods).

50.2                       Nothing contained in this clause 50 (Governing Law and Submission to Jurisdiction) shall limit the right of either Party to seek an injunction in any other competent jurisdiction in which a Product is Manufactured, marketed or sold, nor shall the seeking of an injunction in on one or more jurisdiction preclude the seeking of an injunction in any other jurisdiction, whether concurrently or not.

50.3                       Clauses 50.3 to 50.8 shall apply to any dispute, controversy or claim arising out of, relating to, or in connection with this Agreement, including, without limitation, any dispute relating to the existence, validity or termination of this Agreement and a dispute which could not be resolved through the processes set out in clause 16 (each, a “Dispute”).

50.4                       Before entering into any arbitration pursuant to clauses 50.6 or 50.6(A), a Party shall give written notice of a Dispute to the other Party (a “Dispute Notice”). The Dispute Notice shall:

(A)                              state that it is a Dispute Notice being submitted pursuant to clause 50.3 of this Agreement;

(B)                              identify the Dispute in sufficient detail to allow the Party receiving the Dispute Notice to understand reasonably the nature of the Dispute; and

(C)                              set out any steps taken by that Party or its Affiliates to resolve it.

50.5                       Upon receipt of a Dispute Notice, each Party shall refer the Dispute to its Group General Counsel (or, if they are not reasonably available during the relevant period, their appointed alternate, who shall be of sufficient seniority within  the relevant Party and have authority to be able to reach a resolution of the Dispute) and the two Group General Counsel shall attempt in good faith to settle the Dispute by means of an appropriate written agreement setting out the terms on which the Dispute is resolved within twenty (20) Business Days of the date of receipt of the Dispute Notice (the “Resolution Period”).  The time limit specified in this clause 50.5 may be extended by the written agreement of the Parties.

50.6                       If the Parties do not conclude a binding written agreement settling the Dispute within the Resolution Period, either Party shall be entitled to refer the Dispute to be finally resolved by arbitration. In those circumstances, the Parties agree that:

(A)                              the arbitration shall be conducted in accordance with the LCIA Arbitration Rules in effect at the date of this Agreement (the “LCIA Rules”);

(B)                              the tribunal shall comprise three arbitrators, with one arbitrator selected by each Party and the chairperson selected by the LCIA Court. The chairperson shall not be of Swiss or American nationality;

(C)                              the seat of arbitration shall be London; and

(D)                              the written and spoken language to be used in the arbitral proceedings shall be English.

50.7                       Where the Dispute relates to or is in any way connected with any dispute referred to arbitration under any other Transaction Document, either Party may apply to the LCIA Court at any time before the tribunal is fully constituted in either arbitration requesting that the two arbitrations be consolidated and the Parties hereby agree that in such circumstances the arbitrations are to be consolidated by the LCIA Court. In the event of consolidation, the Parties agree that the consolidated arbitration shall be conducted under the LCIA Rules in accordance with clause 50.6.

50.8                       The Parties agree that any settlement discussions and communications or negotiations in connection with the proposed resolution of a Dispute are without prejudice to the Parties’ positions, are to be kept confidential, and shall not be used or submitted in any arbitration or other legal proceeding between the Parties for any purpose. For the avoidance of doubt, this clause 50.8 shall not affect a Party’s right to submit and rely on any correspondence marked “without prejudice save as to costs” for the purpose of the tribunal’s determination on costs.

51.                              VARIATION OR WAIVER

51.1                       No variation of this Agreement shall be effective unless in writing and signed by or on behalf of each of the Parties.

51.2                       No failure or delay by a Party in exercising any right or remedy provided by Applicable Law or under this Agreement or any Transaction Document shall impair such right or remedy or operate or be construed as a waiver or variation of it or preclude its exercise at any subsequent time and no single or partial exercise of any such right or remedy shall preclude any further exercise of it or the exercise of any other remedy.

52.                              COSTS

Each Party shall bear all costs incurred by it and its Affiliates in connection with the preparation and negotiation of, and the entry into, this Agreement.

53.                              INTEREST

Without prejudice to clause 11.5, if any Party defaults in the payment when due of any sum payable under this Agreement, the liability of that Party shall be increased to include interest on such sum from the date when such payment is due until the date of actual payment (as well after as before judgment) at a rate of two per cent. (2%) above LIBOR per annum. Such interest shall accrue from day to day. The Parties acknowledge that the provisions of this clause provide a substantial contractual remedy for the late payment of such sums due under this Agreement.

54.                              PAYMENTS

54.1                       Subject to clause 54.2, any payments pursuant to this Agreement shall be made in full, without any set-off, counterclaim, restriction or condition and without any deduction or withholding (save as may be required by Applicable Law or otherwise agreed).

54.2                       If any deductions or withholdings are required by Applicable Law to be made from any of the sums payable pursuant to this Agreement then, except to the extent that the sum constitutes interest, the payer shall be obliged to pay to the recipient such sum as will, after the deduction or withholding has been made, leave the recipient with the same amount as it would have been entitled to receive in the absence of any such requirement to make a deduction or withholding.

54.3                       If a person makes an increased payment pursuant to clause 54.2 and the recipient receives and utilises a credit, relief or repayment in respect of the Tax that gave rise to such increased payment, the recipient shall reimburse the payer such amount as shall leave the recipient in the same position as the recipient would have been in had no such deduction or withholding been required to be made.

55.                              INVALIDITY

55.1                       If any provision in this Agreement shall be held to be illegal, invalid or unenforceable, in whole or in part, the provision shall apply with whatever deletion or modification is necessary so that the provision is legal, valid and enforceable and gives effect to the commercial intention of the Parties.

55.2                       To the extent that it is not possible to delete or modify the provision, in whole or in part, under clause 55.1, then such provision or part of it shall, to the extent that it is illegal, invalid or unenforceable, be deemed not to form part of this Agreement and the legality, validity and enforceability of the remainder of this Agreement shall, subject to any deletion or modification made under clause 55.1, not be affected.

56.                              COUNTERPARTS

This Agreement may be entered into in any number of counterparts, all of which taken together shall constitute one and the same instrument.  Any Party may enter into this Agreement by executing any such counterpart. Delivery of a counterpart of this Agreement by email attachment shall be an effective mode of delivery.

57.                              RELATIONSHIP OF THE PARTIES

57.1                       Nothing in this Agreement, and no action taken by the Parties pursuant to this Agreement, will be deemed to constitute a relationship between the Parties of partnership, joint venture, principal and agent or employer and employee.  Neither Party has, nor may it represent that it has, pursuant to this Agreement, any authority to act or make any commitments on the other Party’s behalf.  Neither Party will have the authority or power to bind the other or to contract in the name of or create liability against the other in any way or for any purpose.

57.2                       Each of the Supplier and the Purchaser shall procure that each member of its respective Group complies with all obligations under this Agreement which are expressed to apply to any such member.

58.                              FURTHER ASSURANCE

58.1                       Without prejudice to any restriction or limitation on, and without extending the scope of, the extent of any Party’s obligations under this Agreement, each Party (the “first Party”) shall from time to time, so far as each is reasonably able, do or procure the doing of all such acts and/or execute or procure the execution of all such documents (including in relation to any relevant regulatory filings) in a form reasonably satisfactory to the other Party (the “other Party”) as that other Party reasonably requests to give such other Party the full benefit of its rights or the first Party’s obligations under this Agreement.

58.2                       Without prejudice to the generality of clause 58.1, if either Party identifies any error in or omission from any of the Exhibits, it may notify the other Party of such error(s) or omission(s) and the Parties shall agree in writing such revisions to the affected Exhibit(s) as may be required to correct the error(s) or omission(s) in question.

signature page follows

SIGNATURE

This Agreement is signed by duly authorised representatives of the Parties:

NOVARTIS PHARMA AG

/s/ Andreas Brutsche		/s/ Christian Klemm

Name:	Andreas Brutsche	Name:	Christian Klemm

Title:	Head ESO Novartis	Title:	General Counsel, Novartis Technical Operations

ALCON INC.

/s/ David Murray		/s/ John Reding

Name:	David Murray	Name:	John Reding

Title:	Authorized Signatory	Title:	Attorney in Fact